SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Financial Statements

at December 31, 2017

and Independent Auditors' Report

Independent auditor’s report in the individual and consolidated financial statements

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Opinion

We have audited the individual and consolidated financial statements of Braskem S.A. (“the Company”), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as at December 31, 2017, the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

Opinion on the individual financial statements

In our opinion, the accompanying individual financial statements present fairly, in all material respects, the financial position of the Braskem S.A. (“the Company”) as at December 31, 2017, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Braskem S.A. as at December 31, 2017, and of its consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the individual and consolidated financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Recoverable value of intangible assets with indefinite useful life (goodwill) and deferred tax assets - notes 3.4 (b), 14 (a) and 21.2 (individual and consolidated)

The Company maintains a significant balance of intangible assets with indefinite useful life, in connection with the goodwill on business combination, allocated to operating segments of Polyolefins, Vinyls and Chemicals (cash generating unit Químicos Sul). The Company also holds a significant balance of deferred tax asset, generated by tax losses and temporary differences.

The recoverability of these assets is based on analyses and projections of cash flow and generation of results. Due to uncertainties inherent to the process of determining future cash flows and some assumptions - such as discount rates, which are the basis for evaluation of recoverable value of such assets -, we considered this matter as significant for our audit.

How our audit conducted this issue

We understood the process and evaluated the design of internal controls related to the preparation and review of the business plan, budgets and impairment analysis provided by the Company. We used the support of our specialists in corporate finance, we have evaluated assumptions and methodologies used by the Company to forecast cash flows for each segment, such as discount rate based on average capital cost (WAAC), growth rate for the next 5 years, expected sales volume and margin, among others. Also with the assistance of our specialists, sensitivity analyses were conducted in relation to the main assumptions used by management. We also evaluated disclosures made by the Company, including those related to sensitivity analysis, which demonstrate the impact on recoverable value resulting from possible and reasonable changes in key assumptions used by the Company.

Based on evidence from the procedures summarized above, we consider that, in relation to its recoverability, the value of intangible assets with indefinite useful life (goodwill) and deferred tax assets, as the related disclosures, are acceptable in the context of individual and consolidated financial statements taken as a whole, for the year ended December 31, 2017.

Fair value of derivative financial instruments and designation of hedge accounting - notes 3.6, 4.1 and 19 (individual and consolidated)

The Company uses derivative financial instruments to manage risks related toexchange rate changes and interest rates of loans and financing. These instruments are recorded at fair value based on the market prices of the own instrument or similar instruments or according to pricing techniques, which consider market curves of interest rate and exchange rate. The Company designates derivative financial instruments as hedge instruments when adopting hedge accounting policy, and regularly performs effectiveness tests on designated hedge relations.

In view of relevance and complexity of estimates made to measure fair value of derivative financial instruments and possible impact that changes in pricing assumptions and techniques used to measure such value would have on the Company’s income and financial position, and also considering the complexity involved in designation and regular measurement of effectiveness of hedge accounting relation held by the Company, we consider those as a significant matter for our audit.

How our audit conducted this issue

We understood the process and evaluated design and implementation of internal controls related to the process of evaluating derivative financial instruments and hedge accounting. Our audit engagements work also included tests on samples of transactions with these financial instruments and, with the involvement of our valuation specialists in derivative financial instruments, we recalculated them based on pricing techniques and data and information sources independently defined, and compared our results with those recorded by the Company. Also with the assistance of these specialists, we evaluated the sufficiency of the documentation prepared by the Company supporting the designation as hedge accounting, particularly designations containing the descriptions of all strategies and methodologies adopted for measurement of effectiveness. Also with the assistance of our specialists, sensitivity analyses were conducted in relation to the fair value of derivative financial instruments. We also evaluated the adequacy of disclosures made by the Company involving transactions with derivative financial instruments and hedge accounting, including those related to sensitivity analysis of these instruments.

Based on the evidences obtained through the procedures summarized above, we considered acceptable the balances of derivative financial instruments, as well as the designations maintained as hedge accounting in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2017.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2017, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with Accounting Practices Adopted in Brazil, and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•            Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•            Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.

•            Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•            Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

•            Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•            Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 28, 2018.

KPMG Auditores Independentes
CRC 2SP014428/O-6
Original report in Portuguese signed by
Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	2017	2016	2017	2016

Current assets
Cash and cash equivalents	6	3,775,093	6,701,864	1,953,056	3,561,431
Financial investments	7	2,302,672	1,190,483	1,833,320	741,086
Trade accounts receivable	8	3,281,196	1,634,137	1,824,740	952,689
Inventories	9	6,846,923	5,238,014	4,800,860	3,795,899
Taxes recoverable	11	1,349,064	1,355,695	830,152	543,275
Dividends and interest on capital	10	10,859	14,986	10,859	31,421
Prepaid expenses		134,337	101,747	105,255	83,252
Related parties	10(b)			30,478	172,344
Derivatives operations	19.2	3,793	8,387	3,793	8,387
Other receivables		288,391	180,915	232,532	128,231

		17,992,328	16,426,228	11,625,045	10,018,015

Non-current assets held for sale	5		359,704		263,912

		17,992,328	16,785,932	11,625,045	10,281,927
Non-current assets
Financial investments	7	10,336
Trade accounts receivable	8	37,496	70,236	1,336,229	2,794,889
Advances to suppliers	9	46,464	61,533	46,464	61,533
Taxes recoverable	11	1,023,633	1,088,353	1,023,245	998,039
Deferred income tax and social contribution	21.2(b)	1,165,726	1,653,115		42,459
Judicial deposits		289,737	233,320	278,006	226,894
Related parties	10(b)			16,053	14,472
Insurance claims		39,802	50,653	39,802	50,653
Derivatives operations	19.2	32,666	29,308
Other receivables		112,997	140,971	109,129	129,704
Investments in subsidiaries and jointly-controlled investments	12	101,258	92,313	4,915,609	4,132,529
Property, plant and equipment	13	29,761,610	29,336,710	16,326,216	15,963,127
Intangible assets	14	2,727,497	2,809,087	2,501,503	2,521,243

		35,349,222	35,565,599	26,592,256	26,935,542

Total assets		53,341,550	52,351,531	38,217,301	37,217,469

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at December 31 All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	2017	2016	2017	2016

Current liabilities
Trade payables		5,265,670	6,545,136	1,198,842	2,056,661
Borrowings	15	1,184,781	2,594,463	382,304	2,117,409
Braskem Idesa borrowings	16	9,691,450	10,437,791
Debenture	17	27,183
Derivatives operations	19.2	6,875	29,042
Payroll and related charges		630,517	562,455	493,098	431,688
Taxes payable	20	1,261,204	1,153,760	774,391	424,088
Dividends		3,850	3,083	3,709	3,083
Advances from customers		353,222	203,216	187,304	28,200
Leniency agreement	23.3	257,347	1,354,492	202,892	948,286
Sundry provisions	22	178,676	112,891	125,130	87,084
Accounts payable to related parties	10(b)			783,181	956,609
Other payables		276,957	476,262	104,181	295,233

		19,137,732	23,472,591	4,255,032	7,348,341

Non-current liabilities held for sale	5		95,396

		19,137,732	23,567,987	4,255,032	7,348,341
Non-current liabilities
Trade payables		259,737	201,686	13,845,472	8,832,553
Borrowings	15	22,176,640	20,736,604	2,823,692	6,463,032
Debenture	17	286,141
Derivatives operations	19.2		861,302		861,302
Taxes payable	20	52,802	24,097	50,815	23,830
Accounts payable to related parties	10(b)			7,197,573	8,234,053
Loan to non-controlling shareholders of Braskem Idesa		1,756,600	1,620,519
Deferred income tax and social contribution	21.2(b)	940,079	510,523	715,938
Post-employment benefits		193,775	162,136	83,233	71,899
Provision for losses on subsidiaries				102,750	92,365
Advances from customers			162,955
Contingencies	23	1,092,645	985,237	1,084,528	926,819
Leniency agreement	23.3	1,371,767	1,498,738	1,322,051	1,400,224
Sundry provisions	22	234,996	206,245	213,318	169,499
Other payables		148,286	92,792	5,048	6,070

		28,513,468	27,062,834	27,444,418	27,081,646

Shareholders' equity	25
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		3,945,898	834,616	3,945,898	834,616
Equity valuation adjustments		(5,653,880)	(6,321,859)	(5,653,880)	(6,321,859)
Treasury shares		(49,819)	(49,819)	(49,819)	(927)

Total attributable to the Company's shareholders		6,517,851	2,738,590	6,517,851	2,787,482

Non-controlling interest in subsidiaries		(827,501)	(1,017,880)

		5,690,350	1,720,710	6,517,851	2,787,482

Total liabilities and shareholders' equity		53,341,550	52,351,531	38,217,301	37,217,469

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais, except earnings (loss) per share

			Consolidated		Parent company
	Note	2017	2016	2017	2016
	2.4(b)		Adjusted		Adjusted
	27	49,260,594	47,663,988	36,481,806	35,178,466
Cost of products sold	0	(36,400,748)	(34,985,569)	(28,929,876)	(27,003,424)
	0
	0	12,859,846	12,678,419	7,551,930	8,175,042
	0
	0
Selling and distribution	0	(1,459,608)	(1,403,673)	(925,663)	(971,422)
General and administrative	0	(1,434,272)	(1,285,613)	(865,085)	(719,270)
Research and development	0	(167,456)	(162,010)	(105,286)	(104,832)
Results from equity investments	12(c)	39,956	30,078	2,441,996	955,535
Other income (expenses), net	29	(479,404)	(3,905,954)	(449,092)	(3,237,435)
	0
	0	9,359,062	5,951,247	7,648,800	4,097,618
	0
	30
Financial expenses	0	(3,747,217)	(3,570,962)	(2,627,262)	(2,847,039)
Financial income	0	603,630	690,122	545,262	632,452
Exchange rate variations, net	0	(798,762)	(3,210,417)	(878,154)	(2,054,042)
	0
	0	(3,942,349)	(6,091,257)	(2,960,154)	(4,268,629)
	0
	0	5,416,713	(140,010)	4,688,646	(171,011)
	0
Current and deferred income tax and social contribution	21.1	(1,292,268)	(616,046)	(614,532)	(271,419)
	0
	0	4,124,445	(756,056)	4,074,114	(442,430)
	0
	5
Profit from discontinued operations	0	13,499	40,760	13,499	30,958
Current and deferred income tax and social contribution	0	(4,623)	(13,901)	(4,623)
	0	8,876	26,859	8,876	30,958
	0
	0	4,133,321	(729,197)	4,082,990	(411,472)
	0
	0
Company's shareholders	0	4,082,990	(411,472)
Non-controlling interest in subsidiaries	0	50,331	(317,725)
	0
	0	4,133,321	(729,197)

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income

Years ended December 31

All amounts in thousands of reais

			Consolidated		Parent company
	Note	2017	2016	2017	2016

Profit (loss) for the year		4,133,321	(729,197)	4,082,990	(411,472)

Other comprehensive income:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		605,204	215,510	540,628	266,995
Income tax and social contribution		(203,186)	(75,333)	(183,813)	(90,778)
Fair value of cash flow hedge - Braskem Idesa				48,432	(38,614)
Income tax and social contribution				(14,530)	11,584
Fair value of cash flow hedge from jointly-controlled		3,534	(3,309)	3,534	(3,309)
		405,552	136,868	394,251	145,878

Exchange variation of foreign sales hedge	19.4(a.i)	(397,045)	4,121,849	(397,045)	4,121,849
Sales Hedge - transfer to profit or loss	19.4(a.i)	1,022,830	1,297,910	1,022,830	1,297,910
Income tax and social contribution on exchange variation		(212,767)	(1,842,718)	(212,767)	(1,842,718)
Exchange variation of foreign sales hedge - Braskem Idesa	19.4(a.ii)	472,717	(1,995,065)	354,538	(1,496,298)
Sales Hedge - transfer to profit or loss - Braskem Idesa	19.4(a.ii)	163,696	59,834	122,772	44,875
Income tax on exchange variation - Braskem Idesa		(190,924)	581,304	(143,193)	435,978
		858,507	2,223,114	747,135	2,561,596

Foreign subsidiaries currency translation adjustment		(602)	339,296	51,445	63,697

Total		1,263,457	2,699,278	1,192,831	2,771,171

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial loss, net of taxes		(5,750)	(4,119)	(5,750)	(4,119)
Post-employment plans - Health plan, net of taxes		(2,904)		(2,904)

Total		(8,654)	(4,119)	(8,654)	(4,119)

Total comprehensive income for the year		5,388,124	1,965,962	5,267,167	2,355,580

Attributable to:
Company's shareholders		5,267,167	2,355,580
Non-controlling interest in Braskem Idesa		120,957	(389,618)

Total comprehensive income (loss) for the year		5,388,124	1,965,962

					Parent company
				2017	2016
	Note			Basic and diluted	Basic and diluted
Profit (loss) per share attributable to the shareholders of the Company
of continued operations at the end of the year (R$)	26
(expressed in reais)
Earnings per share - common				5.1214	(0.5562)
Earnings per share - preferred shares class "A"				5.1214	(0.5562)
Earnings per share - preferred shares class "B"				0.6069

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

													Consolidated
		Attributed to shareholders' interest
				Revenue reserves							Total
							Additional	Equity		Retained	Braskem	Non-controlling	Total
			Capital	Legal	Tax	Retention	dividends	valuation	Treasury	earnings	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	incentive	of profits	proposed	adjustments	shares	(losses)	interest	subsidiaries	equity

At December 31, 2015		8,043,222	232,430	229,992		2,404,663	247,364	(9,060,710)	(49,819)	(416,768)	1,630,374	(684,885)	945,489

Comprehensive income for the year:
Profit for the year										(411,472)	(411,472)	(317,725)	(729,197)
Exchange variation of foreign sales hedge, net of taxes								2,561,596			2,561,596	(338,482)	2,223,114
Fair value of cash flow hedge, net of taxes								145,878			145,878	(9,010)	136,868
Foreign subsidiaries currency translation adjustment								63,697			63,697	275,599	339,296
								2,771,171		(411,472)	2,359,699	(389,618)	1,970,081

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
Realization of deemed cost of jointly-controlled investment, net of taxes								(965)		965
Actuarial loss with post-employment benefits, net of taxes								(4,119)			(4,119)		(4,119)
								(32,320)		28,201	(4,119)		(4,119)

Contributions and distributions to shareholders:
Absorption of losses and adjustments						(800,039)				800,039
Capital increase												56,623	56,623
Additional dividends approved by the General Meeting							(247,364)				(247,364)		(247,364)
Interim dividends approved by Board of Directors						(1,000,000)					(1,000,000)		(1,000,000)
						(1,800,039)	(247,364)			800,039	(1,247,364)	56,623	(1,190,741)

At December 31, 2016		8,043,222	232,430	229,992		604,624		(6,321,859)	(49,819)		2,738,590	(1,017,880)	1,720,710

Comprehensive income for the year:
Loss for the year										4,082,990	4,082,990	50,331	4,133,321
Exchange variation of foreign sales hedge, net of taxes								747,135			747,135	111,372	858,507
Fair value of cash flow hedge, net of taxes								394,251			394,251	11,301	405,552
Foreign currency translation adjustment								51,445			51,445	(52,047)	(602)
								1,192,831		4,082,990	5,275,821	120,957	5,396,778

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(26,847)		26,847
Realization of deemed cost of jointly-controlled investment, net of taxes								(963)		963
Actuarial gains post-employment benefits of subsidiaries , net of taxes								(5,750)			(5,750)		(5,750)
Post-employment benefits - health plan, net of taxes								(2,904)			(2,904)		(2,904)
								(36,464)		27,810	(8,654)		(8,654)
Contributions and distributions to shareholders:
Prescribed dividends										482	482		482
Tax incentive reserve	28(a)				71,745					(71,745)
Prepaid dividends	25(e.1)									(1,000,000)	(1,000,000)		(1,000,000)
Legal reserve	25(e.1)			204,150						(204,150)
Additional dividends proposed	25(e.1)						1,500,000			(1,500,000)
Retained earnings	25(e.1)					1,335,387				(1,335,387)
Goodwill on the acquisition of a subsidiary under common control	1(a.ii)							(488,388)			(488,388)		(488,388)
Non-controlling interest in subsidiaries												69,422	69,422
				204,150	71,745	1,335,387	1,500,000	(488,388)		(4,110,800)	(1,487,906)	69,422	(1,418,484)

At December 31, 2017		8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,653,880)	(49,819)		6,517,851	(827,501)	5,690,350

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of changes in equity All amounts in thousands of reais	Continued

											Parent Company
				Revenue reserves
							Additional	Equity		Retained	Total
			Capital	Legal	Tax	Retention	dividends	valuation	Treasury	earnings	shareholders'
	Note	Capital	reserve	reserve	incentive	of profits	proposed	adjustments	shares	(losses)	equity
At December 31, 2015		8,043,222	232,430	229,992		2,404,663	247,364	(9,060,710)	(927)	(416,768)	1,679,266

Comprehensive income for the year:
Profit for the year										(411,472)	(411,472)
Exchange variation of foreign sales hedge, net of taxes								2,561,596			2,561,596
Fair value of cash flow hedge, net of taxes								145,878			145,878
Foreign subsidiaries currency translation adjustment								63,697			63,697
								2,771,171		(411,472)	2,359,699

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
Realization of deemed cost of jointly-controlled investment, net of taxes								(965)		965
Actuarial loss with post-employment benefits, net of taxes								(4,119)			(4,119)
								(32,320)		28,201	(4,119)

Contributions and distributions to shareholders:
Absorption of losses and adjustments						(800,039)				800,039
Additional dividends approved by the General Meeting							(247,364)				(247,364)
Interim dividends approved by Board of Directors						(1,000,000)					(1,000,000)
						(1,800,039)	(247,364)			800,039	(1,247,364)

At December 31, 2016		8,043,222	232,430	229,992		604,624		(6,321,859)	(927)		2,787,482

Comprehensive income for the year:
Loss for the year										4,082,990	4,082,990
Exchange variation of foreign sales hedge, net of taxes								747,135			747,135
Fair value of cash flow hedge, net of taxes								394,251			394,251
Foreign currency translation adjustment								51,445			51,445
								1,192,831		4,082,990	5,275,821

Equity valuation adjustments:
Realization of deemed cost of jointly-controlled investment, net of taxes								(26,847)		26,847
Realization of additional property, plant and equipment price-level restatement, net of taxes								(963)		963
Actuarial gains post-employment benefits of subsidiaries , net of taxes								(5,750)			(5,750)
Post-employment benefits - health plan, net of taxes								(2,904)			(2,904)
								(36,464)		27,810	(8,654)
Contributions and distributions to shareholders:
Prescribed dividends										482	482
Addition by incorporation of subsidiary	1(a.iv)								(48,892)		(48,892)
Goodwill on the acquisition of a subsidiary under common control	1(a.ii)							(488,388)			(488,388)
Tax incentive reserve	28(a)				71,745					(71,745)
Prepaid dividends	25(e.1)									(1,000,000)	(1,000,000)
Legal reserve	25(e.1)			204,150						(204,150)
Additional dividends proposed	25(e.1)						1,500,000			(1,500,000)
Retained earnings	25(e.1)					1,335,387				(1,335,387)
				204,150	71,745	1,335,387	1,500,000	(488,388)	(48,892)	(4,110,800)	(1,536,798)

At December 31, 2017		8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,653,880)	(49,819)		6,517,851

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

		Consolidated		Parent company
	Note	2017	2016	2017	2016
	2.4(a)		Adjusted		Adjusted
Profit (loss) before income tax and social contribution and for the result with discontinued operations		5,416,713	(99,250)	4,688,646	(140,053)

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		2,928,855	2,683,100	1,880,065	2,052,972
Results from equity investments	12(c)	(39,956)	(30,078)	(2,441,996)	(986,493)
Interest and monetary and exchange variations, net		3,697,714	3,026,008	2,711,904	2,252,597
Gain from divestment in subsidiary	5	(276,816)		(276,366)
Leniency agreement			2,853,230		2,348,510
Provision for losses and write-offs of long-lived assets		213,184	41,016	184,470	39,718

		11,939,694	8,474,026	6,746,723	5,567,251

Changes in operating working capital
Financial investments in time deposit	7(i)		(427,688)
Trade accounts receivable		(1,598,392)	1,007,875	1,685,243	2,985,748
Inventories		(1,557,902)	862,338	(829,586)	914,160
Taxes recoverable		471,362	1,058,104	205,657	623,932
Prepaid expenses		(30,521)	64,029	(19,460)	56,416
Other receivables		25,802	353,981	75,230	341,762
Trade payables		(1,435,775)	(4,254,575)	3,724,398	(1,318,768)
Taxes payable		(217,583)	(292,131)	(28,908)	(161,824)
Advances from customers		(13,512)	216,850	157,033	(16,328)
Leniency agreement		(1,343,803)		(942,905)
Sundry provisions		194,596	558,231	152,779	544,863
Other payables		55,541	38,464	(150,659)	(61,546)

Cash from operations		6,489,507	7,659,504	10,775,545	9,475,666

Financial investments (includes Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s)		(953,228)	(221,847)	(1,014,032)	(271,049)

Cash generated from operations and handling of financial investments		5,536,279	7,437,657	9,761,513	9,204,617

Interest paid		(2,154,053)	(1,826,942)	(827,839)	(478,594)
Income tax and social contribution paid		(920,606)	(1,152,847)	(363,617)	(204,121)

Net cash generated by operating activities		2,461,620	4,457,868	8,570,057	8,521,902

Proceeds from the sale of fixed assets		39,660	564	39,245	122
Proceeds from the sale of investments	5	450,000		449,550
Effect in the merger of cash in subsidiaries				31,779
Additions to investments in subsidiaries	1(a.ii)	(608,181)		(610,000)
Acquisitions to property, plant and equipment and intangible assets	(i)	(2,273,197)	(2,586,511)	(1,379,547)	(1,340,377)
Premium in the dollar put option		(14,683)	(4,856)	(14,683)	(4,856)
Held-for-maturity financial investments			38,353		38,353

Net cash used in investing activities		(2,406,401)	(2,552,450)	(1,483,656)	(1,306,758)

Short-term and Long-term debit
Obtained		8,492,341	4,107,626	2,077,328	4,067,345
Payments		(8,779,091)	(4,901,593)	(7,241,734)	(5,682,323)
Derivative transactions
Payments		(810,279)		(810,279)
Braskem Idesa borrowings
Obtained		187,959	503,921
Payments		(1,080,502)	(469,282)
Related parties
Obtained				3,941,614	2,791,610
Payments				(5,662,812)	(7,248,125)
Dividends paid		(998,893)	(1,997,984)	(998,893)	(1,997,984)

Net cash used in financing activities		(2,988,465)	(2,757,312)	(8,694,776)	(8,069,477)

Exchange variation on cash of foreign subsidiaries		6,475	586,642

Increase (decrease) in cash and cash equivalents		(2,926,771)	(265,252)	(1,608,375)	(854,333)

Represented by
Cash and cash equivalents at the beginning of the year		6,701,864	7,043,262	3,561,431	4,415,764
Cash and cash equivalents at the end of the year		3,775,093	6,778,010	1,953,056	3,561,431

Increase (decrease) in cash and cash equivalents		(2,926,771)	(265,252)	(1,608,375)	(854,333)

(i)	In the period ended December 31, 2017, the capitalized interest paid that was included in this item (R$288,424 Consolidated, R$69,342 Parent Company) was reclassified to “Interest paid” (Note 2.5(a)).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

Years ended December 31

All amounts in thousands of reais

	Consolidated		Parent company
	2017	2016	2017	2016
		Adjusted		Adjusted
Revenue	58,000,752	52,429,423	45,303,874	39,775,501
Sale of goods, products and services	57,958,099	55,930,688	45,351,039	42,711,853
Other income (expenses), net	1,202	(3,437,060)	(82,722)	(2,867,482)
Allowance for doubtful accounts	41,451	(64,205)	35,557	(68,870)
Inputs acquired from third parties	(41,147,077)	(39,909,905)	(34,116,843)	(31,662,604)
Cost of products, goods and services sold	(38,845,377)	(37,802,247)	(32,523,499)	(30,222,548)
Material, energy, outsourced services and others	(2,237,835)	(2,019,390)	(1,539,920)	(1,353,186)
Impairment of assets	(63,865)	(88,268)	(53,424)	(86,870)
Gross value added	16,853,675	12,519,518	11,187,031	8,112,897

Depreciation, amortization and depletion	(2,928,855)	(2,683,100)	(1,880,065)	(2,052,972)

Net value added produced by the Company	13,924,820	9,836,418	9,306,966	6,059,925

Value added received in transfer	652,527	720,407	2,996,197	1,618,945
Results from equity investments	48,832	30,078	2,450,872	986,493
Financial income	603,630	690,122	545,262	632,452
Other	65	207	63	-

Total value added to distribute	14,577,347	10,556,825	12,303,163	7,678,870

Personnel	1,421,214	1,267,513	1,018,832	765,684
Direct compensation	1,147,158	986,940	801,083	564,067
Benefits	212,815	218,110	154,876	140,879
FGTS (Government Severance Pay Fund)	61,241	62,463	62,873	60,738

Taxes, fees and contribuitions	4,232,072	3,018,046	3,511,778	2,246,826
Federal	2,214,611	1,288,179	1,569,651	732,051
State	1,995,068	1,703,249	1,928,530	1,502,420
Municipal	22,393	26,618	13,597	12,355

Remuneration on third parties' capital	4,790,740	7,000,463	3,689,563	5,077,832
Financial expenses (including exchange variation)	4,545,979	6,755,962	3,487,287	4,888,738
Rentals	244,761	244,501	202,276	189,094

Remuneration on own capital	4,133,321	(729,197)	4,082,990	(411,472)
Profit (loss) for the year	3,074,114	(438,331)	3,074,114	(442,430)
Dividends	1,000,000		1,000,000
Non-controlling interest in subsidiaries	50,331	(317,725)
Discontinued operations results	8,876	26,859	8,876	30,958

Value added distributed	14,577,347	10,556,825	12,303,163	7,678,870

The Management notes are an integral part of the financial statements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

1                    Operations

Braskem S.A. (hereinafter “Parent Company”) is a public company headquartered in the city of Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 41 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), Bahia (“BA”), Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), six are located in the United States, four in Mexico and two are located in Germany. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals.

Braskem is also engaged in the import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or as shareholder.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant corporate and operating events impacting these financial statements

(i)                  In January 2017, Braskem’s new line to produce ultra-high molecular weight polyethylene (UHMWPE), known commercially as UTEC®, started operations. Located in La Porte, Texas, the plant complements the production capacity of the existing line in Brazil at the Camaçari Petrochemical Complex.

(ii)               On January 27, 2017, the Board of Directors of the Company authorized the execution of a purchase agreement with Odebrecht Utilities S.A. (“Odebrecht Utilities”), through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A. (“Cetrel”), which represent 63.66% of its voting capital, for the aggregate amount of R$610 million.

Cetrel is an environmental services company that launched its operations in 1978, together with the companies that set up operations in the Camaçari Petrochemical Complex. With over 100 clients, or around 70% of the Camaçari Complex, Cetrel is responsible for treating and disposing of industrial wastewater and solid waste, environmental monitoring and supplying water for industrial use to Braskem’s plants in Camaçari.

Cetrel plays an important role in managing the environmental processes of the Camaçari Petrochemical Complex, and its acquisition ensures the security and reliability of the complex’s industrial operations.

On September 29, 2017, a Shareholders’ Meeting of Braskem approved the consummation of the acquisition and, on October 2, 2017, the acquisition of 1,269,290 shares issued by Cetrel was concluded with payment of the agreed upon amount of R$610 million, on which date control of Cetrel was transferred to Braskem. The Company´s accounting policy choice for acquisition of companies under common control is the predecessor accounting. The impact from the difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity, in the amount of R$488,388, was recognized in “Equity”, under “Equity valuation adjustments”.

On October 16, 2017, during an extraordinary meeting of the Board of Directors of Cetrel, Braskem elected the new executive board and, on October 25, 2017, the extraordinary shareholders meeting elected the new members of the Board of Directors and Audit Board.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The net assets at the acquisition date are composed of the following main items:

September/2017

Current and non-current assets
Cash and cash equivalents	1,819
Financial investments	35,186
Trade accounts receivable	55,055
Inventories	8,152
Deferred income tax and social contribution	106,760
Property, plant and equipment	287,905
Intangible assets	52,556
Other assets	25,852
573,285

Current and non-current liabilities
Trade payables	16,019
Borrowings	18,485
Debentures	317,960
Other liabilities	29,787
382,251

Net assets (assets (-) liabilities)	191,034

The following table summarizes the consideration paid to Odebrecht Utilities on the acquisition date and book value of the net assets acquired:

			September/2017

Consideration
Acquisition of 1,269,290 shares (63.66% of the capital)			610,000
(A) Total consideration transferred			610,000

% of participation	100.00%		63.66%

(B) Cetrel's shareholders' equity on September 9, 2017	191,034		121,612

Result (A) - (B)		(i)	488,388

(i)	Difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity on September 9, 2017.

(iii)             On June 21, 2017, the Board of Directors approved the construction of a new polypropylene production unit in La Porte, Texas, United States. The total investment is up to approximately US$675 million for 450 kta in production capacity. The conclusion of the construction of this project and the start of its operations is expected in 2020.

(iv)       On December 1, 2017, the Extraordinary Shareholders' Meeting approved the merger, at carrying cost, of Braskem Petroquímica S.A. (“Braskem Petroquímica”) into the Parent Company, without any change in its capital or issue of new shares.

On the merger date, the investment in Braskem Petroquímica was composed as follows:

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

December 1, 2017
Equity amount	2,104,722
Balances calculated on the acquisition of Braskem Petroquímica in 2010, reclassified to the following accounts:
Property, plant and equipment - fair value adjustments	341,650
Intangible assets - goodwill for the future profitability	(252,820)
Deferred income tax and social contribution - assets	102,690
Contingencies - possible success	(49,211)
Deferred income tax and social contribution - liabilities	(113,240)
29,069
2,133,791

(i)	Future profitability arising from the acquisition of a company registered in the acquired company and written off at Braskem, for business combination purposes.

The merger had the following impacts on the balance sheet of the Parent Company:

			December 1, 2017
		Business
	Braskem	combination
Assets	Petroquímica	balances (2010)	Total
Current assets
Cash and cash equivalents	31,779		31,779
Trade accounts receivable	1,133,732		1,133,732
Inventories	156,948		156,948
Taxes recoverable	58,114		58,114
Prepaid expenses	2,543		2,543
Related parties	193,269		193,269
Other receivables	3,371		3,371
	1,579,756		1,579,756
Non-current assets
Taxes recoverable	96,009		96,009
Deferred income tax and social contribution		102,690	102,690
Other receivables	21,666		21,666
Investments	48,973		48,973
Property, plant and equipment	583,729	341,650	925,379
Intangible assets	259,607	(252,820)	6,787
	1,009,984	191,520	1,201,504

Total assets	2,589,740	191,520	2,781,260

Liabilities
Current liabilities
Trade payables	206,657		206,657
Payroll and related charges	19,408		19,408
Taxes payable	18,504		18,504
Dividends	54,715		54,715
Sundry provisions	9,503		9,503
Other payables	3,312		3,312
	312,099		312,099
Non-current liabilities
Trade payables	19,501		19,501
Deferred income tax and social contribution	123,439	113,240	236,679
Sundry provisions	28,081	49,211	77,292
Other payables	1,898		1,898
	172,919	162,451	335,370

Total liabilities	485,018	162,451	647,469

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The line Investments includes 1,154,758 class "A" preferred shares issued by Braskem S.A., in the amount of R$48,892. On the date of the merger, this amount was recorded as treasury shares.

(v)        On January 9, 2017, the Board of Directors approved the sale of the subsidiaries Quantiq Distribuidora Ltda (“Quantiq”) and IAQG Armazéns Gerais Ltda (“IQAG”) in the amount of R$550 million, and on April 3, 2017 the transfer of control to the buyer company was concluded (Note 5).

(b)               Net Working Capital

On December 31, 2017, in compliance with CPC 26 and its corresponding IAS 1 (Presentation of Financial Statements), the subsidiary Braskem Idesa reclassified to current liabilities its financial obligations whose original maturities were long term, since the Company was not in compliance with certain contractual covenants on the reporting date of these financial statements (Note 16). Consequently, the consolidated net working capital is negative R$1,145,404.

Note that Braskem Idesa has been settling its obligations in accordance with the original maturity schedule and none of its creditors has requested the immediate reimbursement of said obligations and, without the aforementioned reclassification, consolidated net working capital would positive in R$7,762,329.

2                    Summary of significant accounting policies

The principal accounting policies applied consistently in the preparation of these financial statements are described in the notes of the items on which they have impacts.

2.1              Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Issue of these financial statements was authorized by the Executive Board on March 27, 2018, with the Board of Directors having manifested at a meeting held on March 28, 2018, authorizing the convening of the Annual General Meeting.

2.1.1        Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with accounting practices adopted in Brazil, including the standards issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

All relevant information pertaining exclusively to these financial statements is presented herein and corresponds to the information used by the Management of the Company.

The individual and consolidated Statement of Value Added (“DVA”) was prepared in accordance with CPC 09 and is required under Brazilian Corporation Law and under the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(a)               Consolidation

The consolidated financial statements comprise the financial statements of the Parent Company and the following entities:

		Total and voting interest - %
		Headquarters	2017	2016
Direct and Indirect subsidiaries
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(i)	Austria	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Braskem Petroquímica	(ii)	Brazil		100.00
Cetrel	(iii)	Brazil	63.66
Distribuidora de Água Camaçari S.A. ("DAC")	(iv)	Brazil	63.66
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)	(v)	Brazil		100.00
Fundo de Investimento Caixa Júpiter Multimercado		Brazil
Crédito Privado Longo Prazo ("FIM Júpiter")			100.00	100.00

(i)	In the process of dissolution.
(ii)	Merged on December 1, 2017.
(iii)	Acquired on October 2, 2017.
(iv)	Wholly-owned subsidiary of Cetrel.
(v)	Contract terminated in 2016.

(a.i)      Reconciliation of equity and profit (loss) for the period between parent company and consolidated

		Shareholders' equity		Profit (loss) for the year
		2017	2016	2017	2016

Parent company		6,517,851	2,787,482	4,082,990	(411,472)
Shares of Braskem's capital held by subsidiary	(i)		(48,892)
Non-controlling interest in subsidiaries		(827,501)	(1,017,880)	50,331	(317,725)
Consolidated		5,690,350	1,720,710	4,133,321	(729,197)

(i)	Considered as treasury shares as of December 1, 2017 with the merger of Braskem Petroquímica (Note 1(a.iv)).

2.1.2    Parent company financial statements

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, following the provisions in Federal Law 6,404/76, and subsequent amendments, and the standards issued by CPC, and are disclosed together with the consolidated financial statements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

2.2              Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real

(b)               Functional currency other than the Brazilian real

Certain subsidiaries have a different functional currency from that of the Parent Company, as follows:

Functional currency

Subsidiaries
Braskem Alemanha, Braskem Austria e Braskem Austria Finance	Euro
Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso

The other subsidiaries adopt the Brazilian real as functional currency.

(c)               Exchange variation effects

The main effects from exchange variation on the Company’s transactions that impacted these financial statements are shown below:

	End of period rate at December 31			Average rate
	2017	2016	Variation	2017	2016	Variation
U.S. dollar - Brazilizan real	3.3080	3.2591	1.50%	3.1925	3.4833	-8.35%
U.S. dollar - Mexican peso	19.6890	20.6352	-4.59%	18.9142	18.6987	1.15%
U.S. dollar - Euro	0.8464	0.9479	-10.71%	0.8871	0.9041	-1.89%

2.3              New or revised pronouncements that are not yet effective

Several new standards will be effective for fiscal years beginning after January 1, 2018.  The Company did not early adopt these changes while preparing its financial statements.

(a)               Estimated impact from the adoption of CPC 48 / IFRS 9 and CPC 47 / IFRS 15

The Company is obliged to adopt “CPC 48 / IFRS 9 – Financial Instruments” and “CPC 47 / IFRS 15 – Revenue from Contracts with Customers” starting from January 1, 2018.  The Company has already assessed the estimated impact of the initial application of CPC 48 / IFRS 9 (Note 2.3(a.1)) and CPC 47 / IFRS 15 (Note 2.3(a.2)) on its consolidated financial statements. The estimated impact of adopting these standards on the Company’s equity on January 1, 2018, is based on assessments made until the date of preparation of these financial statements and is summarized below. The actual impacts of adopting the standards on January 1, 2018, may be different due to the following factors:

(i)	the Company did not conclude the testing and appraisal of controls over the new IT systems; and
(ii)	the new accounting standards are subject to changes until the Company reports its first financial statements that include the date of initial application.

The total estimated adjustment (net of taxes) on the opening balance of the shareholders' equity under “Retained earnings” of the Company on January 1, 2018, is a reduction of R$9,388.  The component relating to the estimated adjustment is the change in the methodology for calculating impairment pursuant to CPC 48 / IFRS 9.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

	As presented on December 31, 2017	Adjustments estimated at the adoption of CPC 48 / IFRS 9	Adjusted opening balance estimated on January 1, 2018
Retained earnings		(9,388)	(9,388)
Non-controlling	(827,501)		(827,501)
	(827,501)	(9,388)	(836,889)

(a.1)     CPC 48 / IFRS 9 – Financial Instruments

CPC 48 / IFRS 9 – Financial Instruments sets the requirements for the recognition and measurement of financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces CPC 38 / IAS 39 – Financial Instruments: Recognition and Measurement.

(a.1.i)   Classification – Financial Assets

CPC 48 / IFRS 9 has a new approach for the classification and measurement of financial assets, which reflects the business model in which the assets are managed and their cash flow characteristics.

CPC 48 / IFRS 9 has three main classification categories for financial assets: measured at amortized cost (“AC”), at fair value through other comprehensive income (“FVTOCI”) and at fair value through profit or loss (“FVTPL”). The standard eliminates the categories existing in IAS 39 of held-to-maturity, loans and receivables and available-for-sale. This standard requires that financial assets have to be classified according to the Company’s business model for managing its financial assets.

Pursuant to CPC 48 / IFRS 9, derivatives embedded in contracts where the host is a financial asset under the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Based on its assessment, the Company does not consider that the new classification requirements will have a significant impact on the accounting of its financial investments. However, as some customer receivables are assigned or derecognized in advance, and as Management is still preparing its Business Model to identify the correct accounting classification of each receivable, the Company did not estimate the impact on accounting and presentation of these financial assets.  Until the reporting of these financial statements, these receivables are classified as Loans and Receivables measured by amortized cost.

(a.1.ii)  Impairment – Financial and Contractual Assets

CPC 48 / IFRS 9 replaced the “incurred loss” model of CPC 38 / IAS 39 for a prospective model of "expected credit losses." This will require judgment regarding the way in which changes in economic factors affect expected credit losses, which will be determined based on weighted probabilities.

The new expected losses model will apply to financial assets measured at AC or FVTPL, except investments in equity instruments and contractual assets.

According to CPC 48 / IFRS 9, provisions for expected losses will be measured at one of the following bases:

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

•

The 12-month expected credit losses (expected credit losses from default events within 12 months after the reporting date for financial assets that risk has not risen significantly since its initial recognition); and

•

Full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). The measurement of these losses applies when the credit risk of the financial asset on the date of reporting has increased significantly since initial recognition.

The Company’s preliminary assessment indicates that the application of impairment loss requirements of CPC 48 / IFRS 9 on January 1, 2018, would result in a reduction of R$9,388 in its consolidated shareholders’ equity, net of taxes, as follows:

Allowance for doubtful accounts
Losses incurred (CPC38/IAS39)	350,025
Expected credit losses (CPC48/IFRS9)	359,413
Estimated adjustment	(9,388)

Estimated credit losses were calculated based on the actual experience of credit loss (write offs) over the last five years. This percentage was applied to the account receivable amount.

After determining the total loss percentage, the exposure was divided by groups and these groups are segmented as per the note on operating credit risk, graded from 1 to 5, where 1 is the best and 5 is the worst. The risk is defined based the on financial score which, in turn, is based on indicators calculated from the balance sheets and income statements of customers.

For significant risk increase is consider renegotiated trade accounts and those needing collections lawsuits. The trade accounts past due more than 90 days represent to the Company a real outlook of default.

(a.1.iii)  Hedge Accounting

While applying CPC 48 / IFRS 9, the Company can, as an accounting policy, choose to continue applying the hedge accounting requirements of the CPC 38 / IAS 39, instead of the new CPC 48 / IFRS 9 requirements.  The Company chose to apply the new requirements of CPC 48 / IFRS 9.

CPC 48 / IFRS 9 requires the Company to ensure that hedge accounting relationships are aligned with the Company’s risk management objectives and strategies, and that a more qualitative and prospective approach is applied to assess the effectiveness of the hedge. CPC 48 / IFRS 9 also introduces new requirements for rebalancing the hedge relationship and prohibits the voluntary discontinuation of hedge accounting.  According to the new model, it is possible that more risk management strategies, particularly those of a hedge of a risk component of a non-financial item, may qualify for hedge accounting. Currently, the Company does not hedge such risk components.

Currently, the Company uses foreign exchange options contracts to hedge the cash flows  change resulting from exchange rates fluctuations related to costs in Reais that are non-dollarized (energy, freight, salaries, etc.).

While adopting CPC 48 / IFRS 9, the Company elected to book the changes in fair value of the forward points separately, as hedge cost.  As a result, these changes will be recognized in other comprehensive income and accrued in a hedge cost reserve as a separate component within shareholders’ equity and subsequently booked in the same way as accumulated gains or losses in the cash flow hedge reserve.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

According to CPC 38 / IAS 39, for all cash flow hedges, the amount that has been accumulated in the cash flow hedge reserve is reclassified to profit or loss in the same period as the hedged cash flows affect profit or loss.

The types of hedge accounting relationships presently designated by the Company meet the requirements of CPC 48 / IFRS 9 and are aligned with the organization's risk management objective and strategy.

The new accounting rules on hedge accounting are aligned with the Company’s risk management practices.  The current coverage ratios will be classified as hedge after the adoption of IFRS 9. Moreover, the Company intends that operations started as from January 1, 2018 be designated as hedge instruments for the total intrinsic value and extrinsic value of the USD call and put options.

(a.1.iv) Disclosures

CPC 48 / IFRS 9 will require extensive new disclosures, specifically regarding hedge accounting, credit risk and expected credit losses. The Company’s assessment includes an analysis to identify deficiencies related to the information required in the current processes, and the Company is in the process of implementing changes in its systems and controls to meet the new requirements.

(a.1.v)  Transition

Changes in accounting policies stemming from the adoption of CPC 48 / IFRS 9 will be applied prospectively, including:

•

Exemption allowed for not restating comparative information of prior periods resulting from changes in the classification and measurement of financial instruments, including expected credit losses.Â Differences in the book balances of financial assets and liabilities resulting from the adoption of CPC 48 / IFRS 9 will be recognized in accumulated earnings and reserves on January 1, 2018.

•	New hedge accounting requirements.
•	The following assessments must be made based on facts and circumstances existing on the date of first-time adoption:
	o	Determination of business model within which a financial asset is held.
	o	Designation and revocation of previous designations of determined financial assets and liabilities measured at FVTPL.

(a.2)     Estimated impact from the adoption of CPC 47 / IFRS 15

CPC 47 / IFRS 15 – Revenue from Contracts with Customers introduces a comprehensive framework to determine if and when revenue must be recognized, and by how much the revenue is measured. CPC 48 / IFRS 15 replaces the current standards in force for revenue recognition, including CPC 30 / IAS 18 – Revenue.

(a.2.i) Sales

The Company assessed that in its sales may have two distinct performance obligations between the Company and its customers, which are:

•

Delivery the sold product - the performance obligation finalize when the control of the product is transferred to the customer. For the Company, there is no difference between CPC 30 / IAS 18 - Revenue and CPC 47 / IFRS 15 related to the revenue recognition date associated with this performance obligation.

•

Freight contracted to the product deliver - the Company's performance obligation in contract the freight to deliver the product finalize when the service is completed. For this performance obligation, the Company does not expect material effect on its result.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(a.2.ii) Variable compensation (bonus and discounts)

The Company, as contractual practice with some customers, grants rebates for the achievement of revenue targets. For customers that the Company expects will meet such targets and, as such, will have a future discount, the Company has as an accounting practice the provisioning of amounts due monthly. This provision, which until December 31, 2017, is recognized as a deduction from sales revenue, will be disclosed from January 1, 2018, as a deductible amount direct over gross sales revenue (Note 27).

The Company considers commercial discounts included in customer invoices as part of the fair value of revenue recognized, according to the accounting standard applicable until December 31, 2017 (CPC 30 / IAS 18). As such, the commercial discounts included in customer invoices will not have any change in the timing and measurement of their accounting recognition according to CPC 48 / IFRS 15.

(a.2.iii) Disclosures

CPC 47 / IFRS 15 will require new disclosures which the Company is identifying deficiencies in relation to the information required in the current processes in order to implement in its systems and controls to meet with the new requirements.

(a.2.iv) Transition

The Company plans to adopt CPC 47 / IFRS 15 using the cumulative effect method, with initial application of the standard on the initial date (that is January 1, 2018). As a result, the Company will not apply the requirements of CPC 47 / IFRS 15 to the comparative period reported.

Apart from the aforementioned reporting changes for bonuses for the achievement of revenue targets, the Company does not expect changes in the timing and measurement of its revenue.

 (b)         IFRS 16 – Leases – Adoption on January 1, 2019

This pronouncement replaces existing standards, including CPC 06 / IAS 17 – Leases and ICPC 03 (IFRIC 4 / SIC 15 / SIC 27) Complementary Aspects of Leases.

This standard introduces a single model for the accounting of leases in the balance sheet of the lessees, whereby a right-of-use asset that represents the right to use the leased asset and a leased liability that represents the obligation to pay the lease are recognized.

The standard is effective for annual periods starting on or after January 1, 2019. Early adoption is permitted, but, as of the reporting date of these Financial Statements, the Company is conducting an inventory of contracts that could have an accounting impact from this new standard and is developing processes and controls to meet the new requirements. This accounting impact will depend of the Company’s lease portfolio on that date and the Company’s assessment as to whether the Company will choose to use practical expedients and exemptions for recognition allowed by this pronouncement.

Furthermore, the nature of expenses related to these lease agreements will now change, since IFRS 16 replaces the accounting of expenses on a straight-line basis with the cost of depreciation of right-of-use assets and interest expenses on lease obligations.

2.4              Change in accounting policy

(a)	The Management of Braskem decided to change, in the statement of cash flows, the presentation of interest paid, which previously was presented under the group referred to as “cash used in investment activities.” These expenses are now recorded under the item “interest paid”. This change enables: (i) the direct identification of the total amount paid as interest; and (ii) greater accuracy in determining the net cash from operations. The amounts reclassified in the period ended December 31, 2017 were R$288,424 and

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

R$69,342 in the consolidated and Parent Company cash flows, respectively.

(b)

In 2017, the Company changed the classification of provision for profit sharing to standardize such classification among all companies, whether or not productive, and because it deemed the current classification more appropriate, since this provision does not present recurring elements or, even when recurring, the amounts differ from year to year.

In the fiscal year ended December 31, 2017, the consolidated amounts related to this item were reclassified from “costs of goods sold” (R$163,056), “selling and distribution expenses” (R$7,155) and “general and administrative expenses” (R$191,586) to the item “other income (expenses), net” (Note 29).

3                    Application of critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates.

The Company makes a series of other estimates that are presented in the respective notes, such as allowance for doubtful accounts and provision for repairing environmental damage.

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in critical estimates are presented below:

3.1               Deferred income tax (“IR”) and social contribution (“CSL”)

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the business plan, which is annually prepared by the Executive Board and submitted to the Board of Directors for approval. This plan uses as main variables projections for the price of the products manufactured by the Company, price of inputs, growth of gross domestic product of each country where the Company operates, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. These projections are carried out on the basis of specialized external consultancies and based on the Company.

Information on deferred income tax and social contribution is presented in Note 21(c).

3.2               Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless, the volatility of the foreign exchange and interest rate markets in Brazil has been causing significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

Information on derivative and non-derivative financial instruments is presented in Note 19.

3.3               Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are normally reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. This review may take place during the year in case of possible non-recurring events.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average (%) depreciation and depletion rates:

	Consolidated
	2017	2016
Buildings and improvements	3.36	3.49
Machinery, equipment and installations	8.34	9.34
Mines and wells	8.84	8.83
Furniture and fixtures	10.13	10.36
IT equipment	20.09	20.53
Lab equipment	9.56	9.65
Security equipment	9.77	9.78
Vehicles	17.51	22.72
Other	18.17	18.97

Information on property, plant and equipment is presented in Note 13.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

3.4               Impairment test and analysis

(a)               Tangible and intangible assets with defined useful lives

On the reporting date of each of its financial statements, the Company conducts an analysis to determine the existence of any indication that the book balance of long-lived tangible assets and intangible assets with defined useful lives may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive or technological nature.

Some significant and notable aspects considered by the Company in this analysis include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a more strategic vision of the business and also remains in permanent contact with a team of external consultants. If the aforementioned variables indicate any material risk to cash flows, the Management of Braskem conducts impairment tests in accordance with Note 3.4(b).

The Company’s assets are grouped initially under operating Segments, based on product lines and production site location. Within each Segment, assets are grouped into Cash-Generating Units (“CGU”), based solely on the production site location (country and, for Basic Petrochemicals, region in Brazil). Based on these concepts, the assets are grouped as follows:

Reportable operating segments:

Chemicals:

•	CGU Chemicals Bahia: represented by assets of the chemicals plants located in the state of Bahia;
•	CGU Chemicals South: represented by assets of the chemicals plants located in the state of Rio Grande do Sul;
•	CGU Chemicals Southeast: represented by assets of the chemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins:

•	CGU Polyethylene: represented by assets of the PE plants located in Brazil;
•	CGU Polypropylene: represented by assets of the PP plants located in Brazil;
•	CGU Renewables: represented by the assets of the Green PE plant located in Brazil;

Vinyls:

•	CGU Vinyls: represented by assets of PVC and chloride soda plants located in Brazil;

United States and Europe:

•	CGU Polypropylene USA: represented by assets of PP plants located in the United States;
•	CGU Polypropylene Europe: represented by assets of PP plants located in Germany;

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Mexico:

•	Represented by the assets of the ethylene and PE plants located in Mexico.

(b)               Intangible assets with indefinite useful lives

The balances of goodwill from future profitability arising from business combinations are tested for impairment once a year. These tests are based on the projected cash generation for a five-year period, which are extracted from the business plan of the Company and cited in Note 3.1. In addition to the projected cash flow for the period from 2018 to 2022, perpetuity is also calculated based on the long-term vision and excluding real growth. Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (“WACC”).

The goodwill allocated to the Polyolefins operating segment (Note 14 (a)) was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Parent Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

The remaining existing goodwill is allocated to the Chemicals Sul CGU and to the Vinyls operating segment (Note 14(a)).

Goodwill from future profitability are presented in Note 14. Said note also presents the results of impairment tests.

3.5               Contingencies

Existing contingent liabilities and provisions are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

The Management of Braskem, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, i.e., the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)	labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;
(ii)	tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and
(iii)	other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote and less than probable. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases arising from business combinations, the Company does not recognize a provision and mentions the most significant ones in a note (Note 23.2) to the financial statements. In business combination transactions, in accordance with the provision in CPC 15 and IFRS 3, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss, as determined by our external counsels.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

The Company’s contingencies are presented in Note 23.

3.6              Hedge accounting

The Parent Company designated non-derivative financial liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i) the performance of exports according to its business plan (Note 3.2), which are inherent to the market and business where it operates, and (ii) the ability of the Company to refinance its liabilities in U.S. dollar, since the priority financing in U.S. dollar is part of the Company’s guidelines and strategy and the maintenance of a minimum level of net liabilities in U.S. dollar is envisaged in the Financial Policy of the Company.

The subsidiary Braskem Idesa designated all of the financing it obtained for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. The sales estimate is included in the project that was presented to the banks/lenders, which, due to the consistency of the projection, granted Braskem Idesa a financing line shall be paid exclusively using the cash generated by these sales. All the commercial considerations of the project were based on market studies conducted by expert consulting firms during the feasibility-analysis phase.

All hedge transactions conducted by the Company are in compliance with the accounting procedures and practices adopted by Braskem, and effectiveness tests are conducted for each transaction every quarter, which prove the effectiveness of its hedge strategy.

The Company determined that hedged items for the Parent Company and the subsidiary Braskem Idesa will be characterized by the first sales in U.S. dollars in each quarter until the amount designated for each period is reached (Note 19). The liabilities designated for hedge will be aligned with the hedging maturity schedule and the Company’s financial strategy.

According to the Financial Policy, the Company may contract derivatives (swaps, NDFs, options, etc.) to hedge against any undesired fluctuations in currencies and rates. These derivatives may be designated for hedge accounting based on the judgment of Management and when such designation is expected to significantly improve the demonstration of the compensatory effect on the fluctuations in the items protected by the hedge. The Company currently has derivatives designated for cash flow hedge accounting for (i) Libor hedge at Braskem Idesa and (ii) hedge of Braskem dollar put and call options (Note 19.3).

4                    Risk management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Braskem adopts procedures for managing market and credit risks that are in conformity with its Financial Policy approved by the Board of Directors in March, 2017. The purpose of risk management is to protect the Company’s cash flows and reduce the threats to the financing of its operating working capital and investment programs.

4.1               Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, which is presented in Note 19.6.

(a)               Exposure to commodity risks

Most of the Braskem’s feedstocks (naphtha, ethane, propane and propylene) and main products (PE, PP and PVC) are commodities quoted on international markets. A series of factors determine the dynamics of these quotes, which directly impacts the result and cash generation of Braskem. Nevertheless, the Company understands that this risk is inherent in the petrochemical business and, therefore, in general does not seek financial instruments to hedge against commodities price fluctuations.

(b)               Exposure to foreign exchange risk

Considering the dynamics of the international petrochemicals market, where most of the time prices are linked to international references in denominated dollars, even Braskem's sales in Brazil are strongly correlated to the US currency. Thus, maintaining a portion of the cost in reais (fixed expenses with personnel, freight and energy, among others) tends to generate a passive net exposure to the local currency.

Therefore, in order to partially mitigate long-term foreign exchange risk, as from September 2016, the Company began to contract financial derivatives to form a Long-Term Foreign Exchange Hedge Program. The main mitigation of this program is the purchase and sale of US dollar options, protecting the expected flows for a period of up to 24 months, as described in more detail in Note 19.3.

In addition to the Hedge Program, to balance the composition between assets and liabilities in US dollars, Braskem's Financial Policy establishes that the Company should always maintain a percentage of at least 70% of the net debt denominated in US dollars. If appropriate, the company may maintain a percentage higher than 70%, provided that it is conditioned to a sensitivity analysis on the main financial indicators and the proof of the existence of no significant risk in the deterioration of these indicators.

On December 31, 2017, Braskem prepared a sensitivity analysis for its exposure to fluctuation in the U.S. dollar, as informed in Note 19.6.

(c)                Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”) and in the Interbank Certificate of Deposit (“CDI”) rate.

In 2016 and 2017, Braskem held swap contracts (Note 19.3.1) in which it: receives the pre-contractual rate and pays the CDI overnight rate; and receives Libor and pays a fixed rate.

On December 31, 2017, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 19.6(c.1) and (c.2).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

4.2               Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2017, approximately 17.4% of the amounts recorded as “Cash and cash equivalents” (Note 6) were allocated to financial institutions that had clearance agreements with the Company. The obligations under these agreements are accounted for under “Borrowings” (Note 16). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary, including credit insurance.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2017, the balance of trade accounts receivable was net of allowance for doubtful accounts (Note 8).

4.3               Liquidity risk

Braskem has a calculation methodology to determine minimum cash “vision month” (horizon of 30 days) and minimum cash “vision year” (horizon of up to 12 months) for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. The amounts for determination of the minimum cash “vision year” are calculated mainly based on the projected operating cash generation, less short-term debts and working capital needs. The amounts for determination of the minimum cash "vision month" consider the projection of operational cash disbursement, service of debts and contributions in projects, as well as the expected disbursement for derivatives with maturity in the period, among other items. The Company, in a conservative manner, uses as the minimum cash in its financial policy the highest value between these two references.

Braskem has two revolving credit lines for the purpose of managing liquidity risks, which may be used without restrictions to improve the Company’s credit quality or in the event of deterioration in the macroeconomic scenario, in the amounts of: (i) US$750 million until December 2019; and (ii) US$500 million until September 2019. These credit facilities enable Braskem to reduce the amount of cash it holds. As of December 31, 2017, none of these credit lines had been used.

The table below shows Braskem’s financial liabilities by maturity, including the amounts due under the Leniency Agreement (Note 23.3). These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet. The Braskem Idesa’s borrowings presents the original long-term maturities, excluding the reclassification to current liabilities arising from the breach of contractual obligations (Note 16).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

					Consolidated
	Maturity
	Until	Between one and	Between two and	More than
	one year	two years	five years	five years	Total

Trade payables	5,326,811	259,737			5,586,548
Borrowings	1,256,574	3,963,839	6,708,910	24,520,093	36,449,416
Debentures	28,569	83,520	133,206	180,001	425,296
Braskem Idesa borrowings	820,282	1,832,863	2,250,575	7,616,260	12,519,980
Derivatives	6,875				6,875
Loan to non-controlling shareholder of Braskem Idesa				1,756,600	1,756,600
Leniency agreement (Note 23.3)	257,347	325,299	1,007,348	334,026	1,924,020
At December 31, 2017	7,696,458	6,465,258	10,100,039	34,406,980	58,668,735

4.4               Capital management

The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and financial investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company’s operations, the Management of Braskem believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is also the case of liquidity, capital is not managed at the Parent Company level, but rather at the consolidated balance sheet level.

5                    Available-for-sale assets and discontinued operations

During the second half of 2016, the Management of the Company approved the sale plan of the subsidiaries Quantiq Distribuidora Ltda. and IQAG Armazens Gerais Ltda. to the company GTM do Brasil Comércio de Produtos Químicos Ltda. On January 9, 2017, the Board of Directors approved the sale of the subsidiaries, in the amount of R$550 million, was signed on the following day, and in January the operation was approved by Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica).

Although the sale agreement was executed in January 2017, the consolidated financial statements of Quantiq and IQAG are presented as held-for-sale assets and discontinued operations in the period of 2016, since Braskem had already received a firm offer by the buying party before December 31, 2016 and both the Company’s Management and its Board of Directors were committed to the sale plan.

The operating profits or losses of Quantiq and IQAG were presented in the segment information as operating segment “Chemical distribution”.

The results of Quantiq and IQAG for 2016 and 2017 are presented in the line “profit from discontinued operations” on the consolidated statements of operations.

The transfer of control to the buyer company was concluded on April 3, 2017. On the same date, Braskem received R$450 million. The remaining R$100 million will be received within 12 months, subject to adjustments typical to operations of this nature. The capital gain from the operation was R$276,816 (Total income of R$550,000 (-) net assets of R$273,184), recorded in the second quarter of 2017.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Assets and liabilities classified as available-for-sale and profit or loss from discontinued operations until the date of transfer of control are shown below:

(a)      Balance sheet

Assets and liabilities classified as held for sale	Mar/2017	Dec/2016
Assets
Cash and cash equivalents	40,216	76,146
Trade accounts receivable	119,076	65,626
Inventories	82,815	84,296
Taxes recoverable	46,858	45,859
Property, plant and equipment	61,591	61,037
Intangible assets	6,729	6,665
Other assets	17,932	20,075
Total assets	375,217	359,704

Liabilities
Trade payables	75,852	62,692
Payroll and related charges	7,099	11,170
Dividends	6,371	6,371
Taxes payable	9,668	7,064
Other payables	3,043	8,099
Total liabilities	102,033	95,396

Net assets (Assets (-) Liabilities)	273,184	264,308

(b)     Statement of operations

Result with discontinued operations	Mar/2017	Dec/2016
Net sales revenue	212,238	830,754
Cost of products sold and services provided	(176,957)	(674,619)
Gross profit	35,281	156,135

Income (expenses)
Selling and distribution	(10,164)	(45,938)
General and administrative	(12,067)	(77,258)
Other income (expenses), net	(1,298)	(608)
Operating profit	11,752	32,331
Financial results	1,747	8,429
Profit before income tax and social contribution	13,499	40,760
Current and deferred income tax and social contribution	(4,623)	(13,901)
Result with discontinued operations	8,876	26,859
Profit per share to the discontinued operations at the end of the year (R$)
Earnings per share - common	0.0112	0.0337
Earnings per share - preferred shares class "A"	0.0112	0.0337
Earnings per share - preferred shares class "B"	0.0112	0.0337

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)      Cash flow

2016
Profit before income tax and social contribution	40,760
Adjustments for reconciliation of profit
Depreciation, amortization and depletion	5,428
Interest and monetary and exchange variations, net	(867)
Other	93
45,414
Changes in operating working capital	41,642
Cash from operations	87,056
Acquisitions to property, plant and equipment	(5,491)
Net cash used in investing activities	(5,491)
Short-term and long-term debt
Payments	(57,543)
Related parties
Obtained	26,469
Payments	(35,094)
Dividends paid	(6,029)
Net cash provided (used) by financing activities	(72,197)
Increase in cash and cash equivalents	9,368
Represented by
Cash and cash equivalents at the beginning for the year	66,778
Cash and cash equivalents at the end for the year	76,146
Increase in cash and cash equivalents	9,368

6                    Cash and cash equivalents

		Consolidated		Parent Company
		2017	2016	2017	2016

Cash and banks	(i)	1,428,766	2,178,611	67,424	382,112
Cash equivalents:
Domestic market		1,706,784	2,914,685	1,885,120	3,085,233
Foreign market	(i)	639,543	1,608,568	512	94,086
Total		3,775,093	6,701,864	1,953,056	3,561,431

(i)

On December 31, 2017, it includes cash and banks of R$247,285 (R$172,430 on December 31, 2016) and cash equivalents of R$47,400 (R$29,169 on December 31, 2016) of the subsidiary Braskem Idesa, available for use exclusively in its project.

This item includes cash, bank deposits and highly liquid financial investments available for redemption within three months. These assets are convertible into a known cash amount and are subject to insignificant risk of change in value.

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the FIM Jupiter fund. Cash equivalents abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

7                    Financial investments

		Consolidated		Parent Company
		2017	2016	2017	2016
Loans and receivables
Time deposit investments	(i)	440,616	434,015
Held-for-trading
Time deposit investments		15,764		15,764
Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s	(ii)	1,816,889	755,712	1,816,889	740,332
Other		39,739	756	667	754
Total		2,313,008	1,190,483	1,833,320	741,086

Current assets		2,302,672	1,190,483	1,833,320	741,086
Non-current assets		10,336
Total		2,313,008	1,190,483	1,833,320	741,086

(i)	This investment was given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa.
(ii)

Government bonds held for trade refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have maturity above three months, immediate liquidity and expected realization in the short term.

8                    Trade accounts receivable

The Company’s billing period is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and with substantial transfer of receivables risks and benefits, for which reason the trade notes are written-off at the moment of the operation.

	Consolidated		Parent Company
	2017	2016	2017	2016
Costumers
Domestic market	1,459,623	869,306	1,521,082	969,072
Foreign market	2,209,094	1,215,626	1,977,584	3,137,384
Allowance for doubtful accounts	(350,025)	(380,559)	(337,697)	(358,878)
Total	3,318,692	1,704,373	3,160,969	3,747,578

Current assets	3,281,196	1,634,137	1,824,740	952,689
Non-current assets	37,496	70,236	1,336,229	2,794,889
Total	3,318,692	1,704,373	3,160,969	3,747,578

The breakdown of trade accounts receivable by maturity is as follows:

	Consolidated		Parent company
	2017	2016	2017	2016

Accounts receivables not past due	2,886,546	1,668,063	2,540,524	3,578,195
Past due securities:
Up to 90 days	567,590	173,125	478,677	264,932
91 to 180 days	3,673	15,325	278,493	27,575
As of 180 days	210,908	228,419	200,972	235,754
	3,668,717	2,084,932	3,498,666	4,106,456
Allowance for doubtful accounts	(350,025)	(380,559)	(337,697)	(358,878)
Total customers portfolio	3,318,692	1,704,373	3,160,969	3,747,578

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The changes in the allowance for doubtful accounts are presented below:

	Consolidated		Parent company
	2017	2016	2017	2016

Balance of provision at the beginning of the year	(380,559)	(327,974)	(358,878)	(290,010)
Provision/reversal in the year	18,573	(102,065)	12,679	(98,745)
Write-offs	22,878	38,499	22,878	29,877
Addition through merger of Cetrel	(10,917)
Addition through merger of Braskem Petroquímica			(14,376)
Transfers (of) to non-current assets held for sale		10,981
Balance of provision at the end of the year	(350,025)	(380,559)	(337,697)	(358,878)

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due between 90 and 180 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months; and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from subsidiaries are not considered in this calculation. This methodology is revised on an annual basis by the Management of the Company.

9                    Inventories

	Consolidated		Parent company
	2017	2016	2017	2016

Finished goods	4,255,114	3,444,898	2,785,182	2,314,755
Raw materials, production inputs and packaging	1,715,757	1,407,399	1,549,001	1,266,323
Maintenance materials	365,803	312,167	165,073	162,568
Advances to suppliers	482,043	103,267	273,401	82,618
Imports in transit and other	74,670	31,816	74,667	31,168
Total	6,893,387	5,299,547	4,847,324	3,857,432

In current assets	6,846,923	5,238,014	4,800,860	3,795,899
In non-current assets	46,464	61,533	46,464	61,533
Total	6,893,387	5,299,547	4,847,324	3,857,432

Inventories of finished products are stated at average cost of purchase or production or the estimated price of sale or acquisition, excluding taxes, whichever is lower

The value of finished products includes raw materials, ancillary and maintenance materials used, depreciation of industrial facilities, expenses with Company’s and third-party personnel involved in industrial production and maintenance, and logistics expenses with the transfer of these products from the plants to the sale terminals.

In the fiscal years ended December 31, 2017 and December 31, 2016, finished goods presented a value below their net realizable value, which means there is no need to accrue a provision. For this estimate, the Company considers the sale price projected for the period during which it expects to sell the product. This period is determined based on the historical data for the turnover of the respective inventory.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

10  Related parties

(a) Consolidated

										Consolidated
	Balances at December 31, 2017					Balances at December 31, 2016
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and subsidiaries		Petrobras and subsidiaries			Odebrecht and subsidiaries		Petrobras and subsidiaries
Balance sheet				Other	Total				Other	Total
Assets
Current
Trade accounts receivable	7,634		45,184	60,502	113,320	5,634		33,843	28,390	67,867
Inventories	250,904	10(c.i) and (c.ii)	118		251,022			5,434		5,434
Dividends and interest on capital				10,859	10,859				14,986	14,986
Other						50				50
Total assets	258,538		45,302	71,361	375,201	5,684		39,277	43,376	88,337

Liabilities
Current
Trade payables	21,530		149,058	700	171,288	77,461		904,090	1,226	982,777
Other receivables	2,338		562	7,591	10,491
Total liabilities	23,868		149,620	8,291	181,779	77,461		904,090	1,226	982,777

	Twelve-month period ended December 31, 2017						Twelve-month period ended December 31, 2016
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and subsidiaries		Petrobras and subsidiaries			Odebrecht and subsidiaries		Petrobras and subsidiaries
				Other	Total				Other	Total
Transactions
Sales of products	27,467		1,810,789	629,302	2,467,558	49,051		2,023,815	562,709	2,635,575
Purchases of raw materials, finished goods
services and utilities	742,161		12,795,819	5,664	13,543,644	1,564,103	(i)	12,291,190	56,170	13,911,463
Financial income (expenses)	2,056		(39,433)		(37,377)	(21)		6,452		6,431
General and administrative expenses
Post-employment benefits plan ("EPE")
Odebrecht Previdência Privada ("Odeprev")				36,725					41,845	41,845
Acquisiton of subsidiary	610,000	1(a.ii)			610,000

(i)	Includes expenses with the Braskem Idesa project in the amount of R$734,263.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)             Parent Company

												Balances at December 31, 2017
	Associated companies, Jointly-controlled investment and associated companies											Related companies						EPE
	Braskem	Braskem		Braskem		Braskem	Braskem		Braskem			Odebrecht and		Petrobras and
Balance sheet	Inc.	Holanda		Holanda Inc		Petroquímica	America		Argentina	Other		subsidiaries		subsidiaries		Other		FIM Júpiter	Total
Assets
Current
Cash and equivalents														-				1,613,351	1,613,351
Financial investments																		1,816,888	1,816,888
Trade accounts receivable		428					23,833		111,824	104,084		3,855		45,184					289,208
Inventories		-		-		-	-					250,904	10(c.i) and (c.ii)	118					251,022
Dividends and interest on capital		-		-		-	-			10,859									10,859
Related parties		115					20,771			9,592									30,478
		-		-		-	-					-		-					-
Non-current		-		-		-	-					-		-					-
Trade accounts receivable		1,298,733																	1,298,733
Related parties		-		-		-	-					-		-					-
Loan agreements	15,172									881									16,053
Total assets	15,172	1,299,276					44,604		111,824	125,416		254,759		45,302				3,430,239	5,326,592

Liabilities
Current		-		-		-	-					-		-
Trade payables	25									13,829		12,796		149,058					175,708
Accounts payable to related parties		-		-		-	-					-		-					-
Advance to export		-		107,574			675,547												783,121
Other payables		-		-		-	60												60
Other		-		-		-	-			7,591		2,338		562					10,491
		-		-		-	-					-		-					-
Non-current		-		-		-	-					-		-					-
Trade Payables		13,585,736																	13,585,736
Accounts payable to related parties		-		-		-	-					-		-					-
Advance to export		-		6,910,306			274,564												7,184,870
Payable notes	12,703																		12,703
Total liabilities	12,728	13,585,736		7,017,880			950,171			21,420		15,134		149,620					21,752,689

																			Twelve-month period ended December 31, 2017
	Associated companies, Jointly-controlled investment and associated companies															Related companies		EPE
	Braskem	Braskem		Braskem		Braskem	Braskem		Braskem			Odebrecht and		Petrobras and
	Inc	Holanda		Holanda Inc		Petroquímica	America		Argentina	Other		subsidiaries		subsidiaries		Other		FIM Júpiter	Total
Transactions
Sales of products	-	3,774,728				31,082	159,784		326,232	722,800		27,467		1,782,154					6,824,247
Purchases of raw materials, finished products	-	-		-		-	-					-		-					-
services and utilities	-	8,102,867				2,983,908				41,148		714,216		11,637,035					23,479,174
Financial income (expenses)	25,451	(295,793)		(756,179)		(3)	(48,919)		1,725	(101)		2,056		(39,433)				6,445	(1,104,751)
General and administrative expenses - Odeprev	-	-		-		-	-					-		-		36,725			36,725
Acquisiton of subsidiary	-	-	#	-	#	-	-	#	#		#	610,000	1(a.ii)	-	#		#		610,000

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

	Balances at December 31, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and		FIM Sol and
Balance sheet	Inc.	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries	subsidiaries	Other	FIM Júpiter	Total
Assets
Current
Cash and equivalents											1,994,314	1,994,314
Financial investments											674,387	674,387
Trade accounts receivable		189		2,223	24,212	97,060	95,583	5,634	32,152			257,053
Inventories									5,434			5,434
Dividends and interest on capital				16,435			14,986					31,421
Related parties		20		104,471	50,802	24	16,977	50				172,344

Non-current
Trade accounts receivable	2,523,072	112,330		88,615								2,724,017
Related parties
Loan agreements	14,378						94					14,472
Total assets	2,537,450	112,539		211,744	75,014	97,084	127,640	5,684	37,586		2,668,701	5,873,442

Liabilities
Current
Trade payables	25				15			34,682	886,775			921,497
Accounts payable to related parties
Advance to export			97,165		670,325							767,490
Other payables				189,106			13					189,119

Non-current
Trade Payables	1,527,820	6,351,905		918,038								8,797,763
Accounts payable to related parties
Advance to export			7,951,033		270,505							8,221,538
Payable notes	12,515											12,515
Total liabilities	1,540,360	6,351,905	8,048,198	1,107,144	940,845		13	34,682	886,775			18,909,922

	Twelve-month period ended December 31, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and		FIM Sol and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries	subsidiaries	Other	FIM Júpiter	Total
Transactions
Sales of products	142,978	2,876,647		2,157,743	151,687	266,190	876,116	48,781	1,979,837			8,499,979
Purchases of raw materials, finished products services and utilities	160,378	4,724,595		3,548,904			62,347	810,574	11,268,019			20,574,817
Financial income (expenses)	(375,743)	394,646	1,404,690	(13)	114,417	(28,767)	(10,742)	(21)	6,453		(158,877)	1,346,043
General and administrative expenses - Odeprev										39,213		39,213

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)               New and/or renewed agreements with related companies

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract with related parties but those related to the purchase of raw materials that exceed R$5,000 per operation or R$15,000 altogether per year. This provision encompasses contracts between the Parent Company and its subsidiaries and (i) any of its common shareholders and (ii) directors of the Company, its parent company or subsidiary or its respective related parties.

Pursuant to Federal Law 6,404/76, officers and directors are prohibited from: (i) performing any acts of liberality with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization under the Bylaws or by the shareholders’ meeting.

As part of the control to identify related parties, the officers and directors of Braskem are asked, on an annual basis, if they or their direct family members have any kind of relevant interaction, in an amount equal to or greater than R$5,000 per operation, or in an aggregate amount greater than R$15,000, with companies that transact with Braskem and its subsidiaries, per fiscal year. Such interaction may be in the form of holding an equity interest or participating in the management of the company. For the fiscal years 2017 and 2016, the companies that were informed by the managers are considered in this note if they met the aforementioned criteria.

The related parties that have significant relationship with the Company are as follows:

Odebrecht and its direct and indirect subsidiaries:

•	Agro Energia Santa Luzia S.A. (“USL”)
•	Brenco Companhia Brasileira de Energia Renovável. (“Brenco”)
•	Construtora Norberto Odebrecht S.A. (“CNO”).
•	Odebrecht Agroindustrial Participações S.A. (“ODB Agro Par”)
•	Rio Claro Agroindustrial S.A.
•	Usina Conquista do Pontal S.A. (“UCP”)
•	Santo Antônio Energia S.A. (“SAESA”)

Petrobras and its direct and indirect subsidiaries:

•	Petrobras: shareholder of Braskem.
•	Petrobras Distribuidora (“BR Distribuidora”).
•	Refinaria Alberto Pasqualini (“REFAP”).

Joint ventures of Braskem:

•	Refinaria de Petróleo Riograndense S.A. (“RPR”).

The main transactions with related parties, in the fiscal years ended December 31, 2017 and December 31, 2016, except subsidiaries of the Company, are as follows:

•	Odebrecht and its subsidiaries:

(i)	In March 2017, the Company entered into an agreement for supply of hydrous ethanol with UCP and USL. Ethanol is the feedstock consumed by Braskem to produce green ethylene. The agreement is guaranteed by ODB Agro Par and Rio Claro. The agreement also provides for a commercial discount and other flexibilities in the process of Braskem’s acquisition of the product. It also includes an advance of R$150,000, to be restated at market rates. The advance is guaranteed by a pledge of the

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

sugarcane crop, its products and subproducts at net market value in an amount greater than the value of the advance, with the pledged asset insured through a policy contracted from a premium insurer and with a provision for subrogation. The agreement is valid through April 30, 2018 and the balance as of December 31, 2017 was R$50,904.

In December 2017, the Company entered into an amendment that changed the billing for raw material acquisitions to future delivery, so as to bring forward the billing of the volume of the goods to be delivered between January and March 2018. The amendment determines that the price practiced at time of delivery is the lesser of the ceiling established in the amendment and the reference established in the original contract.

(ii)

In December 2017, an agreement was entered into with USL, UCP, ODB Agro Par and Brenco, with the purpose of ensuring the supply of hydrous ethanol volumes, which included a commercial discount on the supply and established contractual flexibilities for acquisition. The contract includes an advance of R$200,000, which is guaranteed by a pledge of the sugarcane crop, its products and sub-products at a net market value greater than the amount of the advance, with the pledged asset insured by a policy contracted from a premium insurer and with a provision for subrogation, with duration through April 30, 2019.

(iii)

In December 2017, the Company signed an industrial maintenance services agreement with CNO that encompassed boilers and the welding of tubing and static equipment, as well as operational and maintenance services on cargo machinery to be performed at the Braskem Units located in Rio Grande do Sul. The agreement has an estimated maximum amount of R$120,000 and is valid through December 1, 2021.

(iv)

In August 2017, a power purchase agreement was executed with SAESA to supply Braskem’s industrial units. The agreement has an estimated maximum value of R$517,000 and is valid for 13 years as from January 1, 2017.

•	Petrobras and its subsidiaries:
(i)

On December 23, 2016, Braskem and Petrobras entered into an agreement for the annual purchase of 7 million tons of petrochemical naphtha for five years. This agreement includes commercial renegotiation rights for both parties as of the third year, in case of changes in certain market conditions. The established price is 102.1% of ARA international benchmark, which is the average price of inputs in the European ports of Amsterdam, Rotterdam and Antwerp).

	(ii)	As from January 2017, Braskem maintains agreements for the sale of gasoline to Petrobras Distribuidora S.A., which is renewed on a monthly basis. Sales in the year amount to R$995,602.
	(iii)	In November 2016, the Company entered into an agreement with Petrobras for the purchase of 108,000 tons of polymer-grade propylene through REFAP, with duration of 5 years.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

•	Braskem joint venture:
	(i)	In 2017, sales of gasoil to RPR amounted to R$44,698. The product is used as feedstock in the diesel production process.
	(ii)	Since January 2017, Braskem has maintained monthly negotiations for the sale of gasoline to RPR. Sales in the period amounted to R$323,949.

(d)               Changes in accounts payable to related parties

							Parent company
	Balance at			Interest, changes			Balance at
	December 31,			monetary and		Incorporations	December 31,
	2016	Obtained	Payments	foreign exchange, net	Transferences	effects	2017

Current
Export prepayment	767,490		(5,600,660)	607,467	5,008,823		783,120
Credit notes	189,119	167,672	(62,152)			(294,578)	61
Total	956,609	167,672	(5,662,812)	607,467	5,008,823	(294,578)	783,181

Non-current
Export prepayment	8,220,091	3,773,942		198,213	(5,008,823)		7,183,423
Credit notes	13,962			188			14,150
Total	8,234,053	3,773,942		198,401	(5,008,823)		7,197,573

Total	9,190,662	3,941,614	(5,662,812)	805,868		(294,578)	7,980,754

(e)               Key management personnel

	Parent company and consolidated
Income statement transactions	2017	2016
Remuneration
Short-term benefits	60,303	44,277
Post-employment benefit	664	515
Total	60,967	44,792

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

11                Taxes recoverable

		Consolidated		Parent Company
		2017	2016	2017	2016

Parent Company and subsidiaries in Brazil
IPI		18,226	38,909	18,226	37,859
Value-added tax on sales and services (ICMS) - normal operations	(a)	499,984	495,339	499,979	420,625
ICMS - credits from PP&E		140,904	125,145	140,904	118,984
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		22,389	32,823	21,904	28,386
PIS and COFINS - credits from PP&E		223,297	253,503	222,964	242,475
Income tax and social contribution (IR and CSL)	(b)	691,697	584,157	684,570	487,079
REINTEGRA program	(c)	102,166	53,129	102,166	51,414
Federal supervenience	(d)	160,198	155,533	160,198	151,798
Other		4,322	1,046	2,486	2,694

Foreign subsidiaries
Value-added tax ("IVA")		90,050	132,152
Income tax (IR)		415,443	569,684
Other		4,021	2,628
Total		2,372,697	2,444,048	1,853,397	1,541,314

Current assets		1,349,064	1,355,695	830,152	543,275
Non-current assets		1,023,633	1,088,353	1,023,245	998,039
Total		2,372,697	2,444,048	1,853,397	1,541,314

(a)               ICMS – normal operations

Accumulated ICMS credits over the past few years arises mainly from domestic sales subject to deferred taxation and export sales.

The Management of the Company has been prioritizing a series of actions to maximize the use of these credits and currently does not expect losses on the realization of cumulative balances.

(b)               IR and CSL

Accumulated IR and CSL arises from prepayments of these taxes and retentions on income from financial investments over the past few years.

The realization of these credits occurs in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement.

Diverse tax refund claims were already filed with Brazil’s Federal Revenue Service.

(c)                REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to the following percentages of all export revenue, in accordance with Federal Law 13,043/14 and Executive Order 8,543/15:

(i)	3%, between October 1, 2014 and February 28, 2016;
(ii)	1%, between March 1, 2016 and November 30, 2016;
(iii)	0.1% between December 1, 2016 and December 31, 2017;
(iv)	2% between January 1, 2017 and December 31, 2017; and
(v)	2% between January 1, 2018 and December 31, 2018.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Such credits may be realized in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

In the fiscal year ended December 31, 2017, the Company recognized credits in the amount of R$178,716 (R$8,694 in 2016) and offset the amount of R$138,531 (R$230,220 in 2016). In the Statement of Operations, credits were recognized in the item “Cost of Products Sold.”

(d)          Federal supervenience

This item includes credits arising from legal discussions regarding the legality and constitutionality of various taxes and contributions in which the Company has already obtained a favorable ruling or has unquestionable precedents in its favor.

These amounts will be realized after the use of other credits described above in this Note.

12                Investments

(a)                Information on investments

		Parent company
		Interest in total and	Adjusted net profit (loss)		Adjusted
		voting capital (%) - 2017	for the year		equity
		Direct and indirect	2017	2016	2017	2016

Subsidiaries
Braskem Alemanha		100.00	1,069,616	1,404,696	4,069,847	2,883,238
Braskem America		100.00	993,681	1,147,107	3,665,456	2,582,061
Braskem America Finance		100.00	981	1,099	(5,667)	(6,573)
Braskem Argentina		100.00	10,844	7,945	34,934	24,090
Braskem Austria		100.00	(322)	15	4,459	4,170
Braskem Chile		100.00	4,382	6,977	19,067	14,685
Braskem Holanda		100.00	2,291,436	1,264,789	4,006,132	1,320,056
Braskem Holanda Finance		100.00	(8,569)	(16)	(8,658)	(25)
Braskem Holanda Inc		100.00	1,661	2,367	3,909	2,150
Braskem Finance		100.00	(9,529)	44,647	(101,894)	(92,365)
Braskem Idesa		75.00	202,657	(1,270,899)	(3,586,358)	(4,071,517)
Braskem Idesa Serviços		75.00	6,674	4,350	15,450	9,241
Braskem Inc.		100.00	(40,349)	(559,670)	243,560	283,909
Braskem México		100.00	(1,292)	32,994	183,595	173,590
Braskem México Sofom		100.00	3,971	3,691	15,397	8,667
Braskem México Serviços		100.00	552	(265)	2,812	1,952
Braskem Petroquímica		100.00	61,170	57,669		2,081,901
Cetrel		63.66	(916)		505,066
DAC		63.66	4,875		76,971
Lantana		100.00	(13)	173	(888)	(874)

Jointly-controlled investment
RPR		33.20	106,109	86,682	201,038	175,896
Odebrecht Comercializadora de Energia S.A. ("OCE")		20.00	(543)	(5,720)	5,178	5,721

Associates	#
Borealis	#	20.00	17,752	10,538	166,630	162,629

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)               Changes in investments – Parent Company

				Goodwill on the acquisition of investment with common control
					Capital increase (decrease)	Dividends and interest on equity	Equity in results of investees			Provision for losses/ other	Equity valuation adjustments	Currency translation adjustments
	Balance at 2016	Incorporations effects	Acquisition of shares				Effect of results	Adjustment of profit in inventories	Goodwill amortization				Balance at 2017

Subsidiaries and jointly-controlled investment

Domestic subsidiaries
Cetrel			610,000	(488,388)			(583)						121,029
Braskem Petroquímica	2,131,629	(2,133,791)				(38,280)	61,169	5,061	(25,788)
RPR	58,405					(30,960)	35,230				4,078		66,753
OCE	1,145						(109)						1,036
	2,191,179	(2,133,791)	610,000	(488,388)		(69,240)	95,707	5,061	(25,788)		4,078		188,818

Foreign subsidiaries
Braskem Alemanha	162,901						60,545	302			(210)	6,832	230,370
Braskem Argentina	21,385						10,844	(3,755)					28,474
Braskem Austria	4,169						(322)					612	4,459
Braskem Chile	14,685						4,382						19,067
Braskem Holanda	1,248,185						2,291,436	49,600			361,935	32,704	3,983,860
Braskem Inc.	283,909						(40,349)						243,560
Braskem México	173,589						(1,291)					11,297	183,595
	1,908,823						2,325,245	46,147			361,725	51,445	4,693,385

	4,100,002	(2,133,791)	610,000	(488,388)		(69,240)	2,420,952	51,208	(25,788)		365,803	51,445	4,882,203

Associates	32,527	81			511	(3,793)	4,591			(511)			33,406

Total	4,132,529	(2,133,710)	610,000	(488,388)	511	(73,033)	2,425,543	51,208	(25,788)	(511)	365,803	51,445	4,915,609

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)               Equity accounting results

		Consolidated		Parent company
	2017	2016	2017	2016

Equity in results of subsidiaries, associate and jointly-controlled	39,779	29,738	2,476,751	972,322
Result with discontinued operations				(30,958)
Amortization of fair value adjustment			(25,788)	(30,816)
Provision for losses on investments			(9,144)	44,647
Dividends received	177	340	177	340
	39,956	30,078	2,441,996	955,535

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(d)               Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which the non-controlling shareholder holds interest, with material effects on the Company’s consolidated statements.

Balance sheet	Consolidated Braskem
	without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations		Consolidated
	2017	2016		2017	2016		2017	2016	2017	2016
Assets
Curent
Cash and cash equivalents	3,480,407	6,500,265		294,686	201,600				3,775,093	6,701,865
Financial investments	2,302,672	1,190,483							2,302,672	1,190,483
Trade accounts receivable	2,809,034	1,455,893		620,531	247,465		(148,369)	(69,221)	3,281,196	1,634,137
Inventories	6,500,198	4,862,571		346,725	375,443				6,846,923	5,238,014
Taxes recoverable	1,286,035	1,240,662		63,029	115,033				1,349,064	1,355,695
Other receivables	392,750	278,865		44,630	27,169				437,380	306,034
	16,771,096	15,528,739		1,369,601	966,710		(148,369)	(69,221)	17,992,328	16,426,228
Non-current assets held for sale		359,704								359,704
	16,771,096	15,888,443		1,369,601	966,710		(148,369)	(69,221)	17,992,328	16,785,932

Non-current
Taxes recoverable	1,023,581	1,088,304		52	49				1,023,633	1,088,353
Deferred tax	129,469	189,613		1,036,257	1,463,502				1,165,726	1,653,115
Related parties	5,051,706	4,690,672				(ii)	(5,051,706)	(4,690,672)
Other receivables	637,549	648,511		33,207	29,823				670,756	678,334
Property, plant and equipment	19,180,263	18,814,175		11,228,346	11,171,400	(iii)	(646,999)	(648,865)	29,761,610	29,336,710
Intangible	2,575,567	2,667,708		151,930	141,379				2,727,497	2,809,087
	28,598,135	28,098,983		12,449,792	12,806,153		(5,698,705)	(5,339,537)	35,349,222	35,565,599
Total assets	45,369,231	43,987,426		13,819,393	13,772,863		(5,847,074)	(5,408,758)	53,341,550	52,351,531

Liabilities and shareholders' equity
Current
Trade payables	5,254,167	6,335,452		159,872	278,905		(148,369)	(69,221)	5,265,670	6,545,136
Borrowings	1,184,781	2,594,463							1,184,781	2,594,463
Debentures	27,183								27,183
Braskem Idesa Borrowings				9,691,450	10,437,791				9,691,450	10,437,791
Payroll and related charges	609,883	540,405		20,634	22,050				630,517	562,455
Taxes payable	1,248,137	1,140,911		13,067	12,849				1,261,204	1,153,760
Other payables	1,019,346	2,053,031		57,581	125,955				1,076,927	2,178,986
	9,343,497	12,664,262		9,942,604	10,877,550		(148,369)	(69,221)	19,137,732	23,472,591
Non-current liabilities held for sale		95,396								95,396
	9,343,497	12,759,658		9,942,604	10,877,550		(148,369)	(69,221)	19,137,732	23,567,987

Non-current
Loan agreements	22,176,640	20,736,604							22,176,640	20,736,604
Braskem Idesa Borrowings	286,141								286,141
Accounts payable to related parties				5,065,971	4,698,881	(ii)	(5,065,971)	(4,698,881)
Non-controlling loan in Braskem Idesa			(v)	1,756,600	1,620,519				1,756,600	1,620,519
Provision for losses on subsidiaries	2,689,769	3,053,637				(iv)	(2,689,769)	(3,053,637)
Other payables	4,286,245	4,698,937		7,842	6,774				4,294,087	4,705,711
	29,438,795	28,489,178		6,830,413	6,326,174		(7,755,740)	(7,752,518)	28,513,468	27,062,834
Shareholders' equity
Attributable to the Company's shareholders	6,517,850	2,738,590		(2,953,624)	(3,430,861)		2,953,625	3,430,861	6,517,851	2,738,590
Non-controlling interest in Braskem Idesa	69,089						(896,590)	(1,017,880)	(827,501)	(1,017,880)
	6,586,939	2,738,590		(2,953,624)	(3,430,861)		2,057,035	2,412,981	5,690,350	1,720,710
Total liabilities and shareholders' equity	45,369,231	43,987,426		13,819,393	13,772,863		(5,847,074)	(5,408,758)	53,341,550	52,351,531

(i)	Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.
(ii)	Loan from Braskem Holanda as part of shareholders’ contribution to the Braskem Idesa project.
(iii)	Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv)	Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.
(v)	Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Statement of operations
	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016
		Adjusted		Adjusted				Adjusted
Net sales revenue	46,207,109	46,343,171	3,656,801	1,495,018	(603,316)	(174,201)	49,260,594	47,663,988
Cost of products sold	(34,898,834)	(34,040,770)	(2,125,031)	(1,109,020)	623,117	164,221	(36,400,748)	(34,985,569)

	11,308,275	12,302,401	1,531,770	385,998	19,801	(9,980)	12,859,846	12,678,419

Income (expenses)
Selling and distribution	(1,287,817)	(1,286,558)	(171,791)	(117,115)			(1,459,608)	(1,403,673)
General and administrative	(1,336,072)	(1,201,489)	(122,043)	(123,855)	23,843	39,731	(1,434,272)	(1,285,613)
Research and development	(167,456)	(162,010)					(167,456)	(162,010)
Results from equity investments	191,949	(923,096)			(151,993)	953,174	39,956	30,078
Other income (expenses), net	(511,709)	(3,913,567)	32,305	7,613			(479,404)	(3,905,954)

	8,197,170	4,815,681	1,270,241	152,641	(108,349)	982,925	9,359,062	5,951,247

Financial results
Financial expenses	(3,044,668)	(3,054,334)	(973,952)	(688,868)	271,403	172,240	(3,747,217)	(3,570,962)
Financial income	850,367	955,423	24,666	3,193	(271,403)	(268,494)	603,630	690,122
Exchange rate variations, net	(936,804)	(2,115,993)	132,186	(1,094,424)	5,856		(798,762)	(3,210,417)

	(3,131,105)	(4,214,904)	(817,100)	(1,780,099)	5,856	(96,254)	(3,942,349)	(6,091,257)

Profit (loss) before income tax
and social contribution	5,066,065	600,777	453,141	(1,627,458)	(102,493)	886,671	5,416,713	(140,010)

IR and CSL - current and deferred	(992,285)	(1,039,107)	(299,983)	423,061			(1,292,268)	(616,046)
	(992,285)	(1,039,107)	(299,983)	423,061			(1,292,268)	(616,046)

Profit (loss) for the year of continued operations	4,073,780	(438,330)	153,158	(1,204,397)	(102,493)	886,671	4,124,445	(756,056)

Discontinued operations results
Profit (loss) from discontinued operations	13,499	40,760					13,499	40,760
IR and CSL - current and deferred	(4,623)	(13,901)					(4,623)	(13,901)
	8,876	26,859					8,876	26,859

Profit (loss) for the year	4,082,656	(411,471)	153,158	(1,204,397)	(102,493)	886,671	4,133,321	(729,197)

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016
								Restated
Profit (loss) before income tax and social contribution and for the result with discontinued operations	5,066,065	641,537	453,141	(1,627,458)	(102,493)	886,671	5,416,713	(99,250)

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	2,230,466	2,381,160	742,033	331,691	(43,644)	(29,751)	2,928,855	2,683,100
Results from equity investments	(191,949)	923,096			151,993	(953,174)	(39,956)	(30,078)
Interest and monetary and exchange variations, net	2,900,745	1,851,033	802,825	1,229,219	(5,856)	(54,244)	3,697,714	3,026,008
Gain on sale of investment in subsidiary	(276,816)						(276,816)
Leniency agreement		2,853,230						2,853,230
Provision for losses and write-offs of long-lived assets	212,759	40,530	425	486			213,184	41,016

	9,941,270	8,690,586	1,998,424	(66,062)		(150,498)	11,939,694	8,474,026

Changes in operating working capital
Financial investments in time deposit		(427,688)						(427,688)
Trade accounts receivable	(1,304,474)	1,083,117	(373,066)	(126,617)	79,148	51,375	(1,598,392)	1,007,875
Inventories	(1,594,570)	966,974	36,668	(104,636)			(1,557,902)	862,338
Taxes recoverable	417,992	976,770	53,370	81,334			471,362	1,058,104
Prepaid expenses	(21,732)	64,029	(8,789)				(30,521)	64,029
Other receivables	34,500	332,673	(8,698)	21,308			25,802	353,981
Trade payables	(1,237,594)	(4,052,705)	(119,033)	(150,495)	(79,148)	(51,375)	(1,435,775)	(4,254,575)
Taxes payable	(134,766)	(674,466)	(82,817)	382,335			(217,583)	(292,131)
Advances from customers	(3,089)	207,020	(10,423)	9,830			(13,512)	216,850
Leniency agreement	(1,343,803)						(1,343,803)
Other payables	124,050	430,714	126,087	165,981			250,137	596,695

Cash from operations	4,877,784	7,597,024	1,611,723	212,978		(150,498)	6,489,507	7,659,504

Financial investments (includes Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s)	(953,228)	(221,847)					(953,228)	(221,847)

Cash generated from operations and handling of financial investments	3,924,556	7,375,177	1,611,723	212,978		(150,498)	5,536,279	7,437,657

Interest paid	(1,648,971)	(1,611,718)	(505,082)	(215,224)			(2,154,053)	(1,826,942)
Income tax and social contribution paid	(919,236)	(1,152,847)	(1,370)				(920,606)	(1,152,847)

Net cash generated by operating activities	1,356,349	4,610,612	1,105,271	(2,246)		(150,498)	2,461,620	4,457,868

Proceeds from the sale of fixed assets	450,000						450,000
Acquisitions to property, plant and equipment	(608,181)						(608,181)
Acquisitions of intangible assets	(2,185,567)	(1,844,510)	(87,630)	(892,499)		150,498	(2,273,197)	(2,586,511)
Other	24,977	34,061					24,977	34,061

Net cash used in investing activities	(2,318,771)	(1,810,449)	(87,630)	(892,499)		150,498	(2,406,401)	(2,552,450)

Short-term and long-term debt
Obtained	8,492,341	4,107,626					8,492,341	4,107,626
Payments	(8,779,091)	(4,901,593)					(8,779,091)	(4,901,593)
Derivative transactions - payments	(810,279)						(810,279)
Braskem Idesa borrowings
Obtained			187,959	503,921			187,959	503,921
Payments			(1,080,502)	(469,282)			(1,080,502)	(469,282)
Related parties
Obtained loans (payment of loans )	20,637	(882,158)	(20,637)	882,158
Dividends paid	(998,893)	(1,997,984)					(998,893)	(1,997,984)

Net provided (used) in financing activities	(2,075,285)	(3,674,109)	(913,180)	916,797			(2,988,465)	(2,757,312)

Exchange variation on cash of foreign subsidiaries	17,849	541,734	(11,374)	44,908			6,475	586,642

Increase (decrease) in cash and cash equivalents	(3,019,858)	(332,212)	93,087	66,960			(2,926,771)	(265,252)

Represented by
Cash and cash equivalents at the beginning for the year	6,500,265	6,908,623	201,599	134,639			6,701,864	7,043,262
Cash and cash equivalents at the end for the year	3,480,407	6,576,411	294,686	201,599			3,775,093	6,778,010

Increase (decrease) in cash and cash equivalents	(3,019,858)	(332,212)	93,087	66,960			(2,926,771)	(265,252)

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

13                Property, plant and equipment

(a)               Change

		Consolidated
		Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total

Cost		471,655	5,530,714	36,804,409	3,495,965	1,404,759	47,707,502
Accumulated depreciation/depletion			(1,111,642)	(16,595,497)		(663,653)	(18,370,792)
Balance as of December 31, 2016		471,655	4,419,072	20,208,912	3,495,965	741,106	29,336,710

Acquisitions				149,018	2,090,157	6,066	2,245,241
Additions for acquisition of subsidiary		14,937	122,846	63,081	46,833	92,052	339,749
Capitalized financial charges					130,272		130,272
Foreign currency translation adjustment		5,600	168,554	387,757	56,425	4,877	623,213
Transfers by concluded projects	(ii)	29,703	145,622	2,216,704	(2,539,041)	147,012
Other, net of depreciation/depletion		(21,249)	(5,149)	(166,585)	(5,946)	(12,342)	(211,271)
Depreciation / depletion			(280,448)	(2,275,788)		(146,068)	(2,702,304)
Net book value		500,646	4,570,497	20,583,099	3,274,665	832,703	29,761,610
Cost		500,646	6,058,259	39,211,042	3,274,665	1,755,092	50,799,704
Accumulated depreciation/depletion			(1,487,762)	(18,627,943)		(922,389)	(21,038,094)
Balance as of December 31, 2017		500,646	4,570,497	20,583,099	3,274,665	832,703	29,761,610

(i)

On December 31, 2017, the main amounts recorded under this item corresponded to expenses with scheduled maintenance shutdowns in Brazil and at overseas plants that are either in the preparation phase or ongoing (R$578,920), capitalized financial charges (R$174,333), inventories of spare parts (R$441,262), strategic projects in Brazil (R$436,460), which include the processing of ethane at UNIB BA and the strategic projects of Braskem America (R$552,727), such as the construction of the new unit of polypropylene production in the United States (Note 1(a.iii)). The remainder corresponds mainly to various projects for maintaining the production capacity of plants.

(ii)	Related mainly to expenses incurred by the Parent Company, which were transferred to “Machinery, equipment and facilities” (R$1,592,844).

	Parent Company
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost	292,509	1,734,953	26,981,068	2,822,457	993,980	32,824,967
Accumulated depreciation/depletion		(936,866)	(15,323,570)		(601,404)	(16,861,840)
Balance as of December 31, 2016	292,509	798,087	11,657,498	2,822,457	392,576	15,963,127

Acquisitions			141,029	1,216,852	(3,484)	1,354,397
Additions through merger of Braskem Petroquímica	77,680	108,310	638,750	67,351	33,288	925,379
Capitalized financial charges				99,017		99,017
Transfers by concluded projects		6,097	1,592,844	(1,687,530)	88,589
Other, net of depreciation/depletion	(18,048)		(157,056)	(2,152)	(3,886)	(181,142)
Depreciation / depletion		(56,172)	(1,669,905)		(108,485)	(1,834,562)
Net book value	352,141	856,322	12,203,160	2,515,995	398,598	16,326,216
Cost	352,141	1,926,834	29,887,613	2,515,995	1,158,743	35,841,326
Accumulated depreciation/depletion		(1,070,512)	(17,684,453)		(760,145)	(19,515,110)
Balance as of December 31, 2017	352,141	856,322	12,203,160	2,515,995	398,598	16,326,216

The machinery, equipment and facilities of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even relevant pieces of equipment, such as industrial boilers, turbines and tanks. Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage. The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs. Property, plant and equipment items are depreciated on a straight-line basis. Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Based on the analysis cited in Note 3.4(a), the Management of Braskem believes that the plants will operate at their full capacity, or close to it, within the projected period, therefore impairment tests of these assets were not necessary. The prices of products manufactured by the Company are quoted in international markets, in the short or medium term, and adjust to the prices of raw materials to preserve the historical margins of the business.

The financial charges are capitalized on the balance of the projects in progress using (i) an average rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i) above.

In 2017, charges amounting to R$130,272 (R$367,780 in 2016) were capitalized. The average rate of these charges in the year was 7.78% p.a. (8.120% p.a. in 2016).

(b)               Property, plant and equipment by country

	2017	2016

Brazil	16,665,988	16,939,745
Mexico	10,581,347	10,522,536
United States of America	2,275,987	1,668,399
Germany	229,328	205,650
Other	8,960	380
	29,761,610	29,336,710

14                Intangible assets

						Parent
	Consolidated					Company
	Goodwill
	based on			Customers
	expected future	Brands	Software	and Suppliers
	profitability	and Patents	licenses	Agreements	Total	Total
Cost	3,187,722	339,512	566,673	772,888	4,866,795	4,179,855
Accumulated amortization	(1,128,848)	(110,880)	(364,336)	(453,644)	(2,057,708)	(1,658,612)
Balance as of December 31, 2016	2,058,874	228,632	202,337	319,244	2,809,087	2,521,243

Acquisitions		340	27,319	297	27,956	25,150
Additions through merger of Braskem Petroquímica						6,787
Additions through acquisition on subsidiary			1,316	402	1,718
Foreign currency translation adjustment		8,357	4,759	(932)	12,184
Other, net of amortization		1,107	(124)		983	(2,818)
Amortization		(8,349)	(43,467)	(72,615)	(124,431)	(48,859)
Net book value	2,058,874	230,087	192,140	246,396	2,727,497	2,501,503
Cost	3,187,722	349,316	607,528	772,253	4,916,819	4,333,979
Accumulated amortization	(1,128,848)	(119,229)	(415,388)	(525,857)	(2,189,322)	(1,832,476)
Balance as of December 31, 2017	2,058,874	230,087	192,140	246,396	2,727,497	2,501,503

Average annual rates of amortization		5.89%	11.91%	6.00%

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The Company adopts the following accounting practice for each class of intangible assets:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the CPC and IASB pronouncements and represent the excess of the amount paid over the amount of equity of the acquired companies. Such goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests. In October 2017, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

				Consolidated
			Book value
	Allocated	Cash flow	(with goodwill
	goodwill	(CF)	and work capital)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	11,970,190	2,912,030	4.1
Operating segment - Polyolefins	939,667	26,654,836	7,766,269	3.4
Operating segment - Vinyls	192,353	5,091,859	2,895,428	1.8

(i)	The carrying amount includes, in addition to goodwill, long-lived assets and working capital from each operating segment.

The assumptions adopted to determine the discounted cash flow are described in Note 3.4(b). The WACC used was 12.33% p.a. The inflation rate considered for perpetuity was 4.1%.

Given the potential impact on cash flows of the “discount rate” and “perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

		Consolidated
	+0.5% on	-0.5% on
	discount rate	perpetuity
CGU and operating segments
CGU - UNIB - South	11,327,443	11,485,194
Operating segment - Polyolefins	25,042,032	25,405,611
Operating segment - Vinyls	4,808,622	4,877,875

The main assumptions used for projecting cash flows are related to the projection of macroeconomic indicators, international prices, global and local demand in the countries where Braskem has operational production plants.

Macroeconomic indicators are provided by a widely recognized consulting firm and include items such as: exchange, inflation and interest rates, among others.

Prices for key petrochemical products are obtained from projections made by an international consulting firm. However, final prices take into consideration meetings of specific internal committees and the knowledge of the Company’s experts in preparing the benchmarks for each market. In most cases, for the projected period, the internally projected prices were more conservative than those originally projected by the international consulting firm.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Similar to for prices, global demand also is contracted from a specific consulting firm and, in the markets where the Company operates more directly, they consider additional variables for the composition of local demand.

In the Vinyls segment, whose main product is PVC, the projected cash flow exceeded the book value of assets by 76%.  The main variables impacting this business are related to fluctuations in the exchange rate, international spreads (especially those related to the prices of naphtha, PVC and Caustic Soda) and Brazilian demand. Effective deviations of these important variables from the Company’s projections could lead to cash flows being lower than the value of the assets.

(b)               Intangible assets with defined useful lives

(b.1)    Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years). Expenditures with research and development are accounted for in profit or loss as they are incurred.

(b.2)    Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

(b.3)    Software

All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

(c)                Intangible assets by country

	2017	2016

Brazil	2,502,231	2,526,371
Mexico	151,930	141,379
United States of America	47,357	115,355
Germany	25,948	25,956
Other	31	26
	2,727,497	2,809,087

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

15                Borrowings

(a)               Borrowings

				Consolidated
	Annual financial charges		2017	2016
Foreign currency
Bonds	Exchange variation + interest between 3.50 and 7.38		20,082,588	14,216,539
Advances on exchange contracts	US dollar exchange variation + 3.52%			362,779
Export prepayment	Note 15 (d)		781,573	777,801
BNDES	Exchange variation + interest between 6.82 and 6.98			201,147
Export credit notes	Exchange variation + interest between 7.30 and 7.87		679,895	1,173,127
Working capital	US dollar exchange variation + 1.88% above Libor		883,181	1,644,487
Transactions costs			(285,657)	(199,570)
			22,141,580	18,176,310

Current liabilities			985,639	1,128,524
Non-current liabilities			21,155,941	17,047,786
Total			22,141,580	18,176,310

Local currency
Export credit notes	8.00			381,632
Export credit notes	105.00 and 108.00 of CDI	(i)	508,146	1,717,262
BNDES	TJLP + interest between 0.00 and 2.62		31,347	1,527,765
BNDES	SELIC + 2.32		22,039	602,648
BNDES	Interest between 3.50 and 7.00		132,020	288,486
BNB/ FINEP/ FUNDES/FINISA/FINAME	6.17%		486,227	580,647
FINAME	TJLP + interest between 1.90 and 6.00		2,293	1,850
Fundo de Desenvolvimento do Nordeste (FDNE)	6.5%		42,045	46,991
Other	CDI + 0.04%		655	19,321
Transactions costs			(4,931)	(11,845)
			1,219,841	5,154,757

Current liabilities			199,142	1,465,939
Non-current liabilities			1,020,699	3,688,818
Total			1,219,841	5,154,757

Foreign currency and local currency
Current liabilities			1,184,781	2,594,463
Non-current liabilities			22,176,640	20,736,604
Total			23,361,421	23,331,067

			2017	2016
Foreign currency
Current liabilities			189,600	651,471
Non-current liabilities			1,813,113	2,774,213
			2,002,713	3,425,684
Local currency
Current liabilities			192,704	1,465,938
Non-current liabilities			1,010,579	3,688,819
			1,203,283	5,154,757

Foreign currency and local currency
Current liabilities			382,304	2,117,409
Non-current liabilities			2,823,692	6,463,032
Total			3,205,996	8,580,441

(i)	The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 19.3.1 (a.ii)).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)               Bonds

		Issue amount		Interest
Issue date		US$	Maturity	(% per year)	2017	2016
September-2006		275,000	January-2017	8.00		188,325
June-2008		500,000	June-2018	7.25	440,274	433,766
May-2010		400,000	May-2020	7.00	159,341	156,985
May-2010		350,000	May-2020	7.00	1,169,732	1,152,440
October-2010		450,000	no maturity date	7.38	1,514,826	1,492,434
April-2011		750,000	April-2021	5.75	2,502,351	2,465,361
July-2011		500,000	July-2041	7.13	1,705,722	1,680,507
February-2012		250,000	April-2021	5.75	836,907	824,535
February-2012		250,000	no maturity date	7.38	841,570	829,130
May-2012		500,000	May-2022	5.38	1,668,323	1,643,662
July-2012		250,000	July-2041	7.13	852,861	840,254
February-2014	(i)	500,000	February-2024	6.45	1,697,859	1,672,760
May-2014	(ii)	250,000	February-2024	6.45	848,929	836,380
October-2017	(iii)	500,000	January-2023	3.50	1,667,025
October-2017	(iv)	1,250,000	January-2028	4.50	4,176,868
Total		6,975,000			20,082,588	14,216,539

(i)	Effective interest rate including transaction costs is 7.78% p.a.
(ii)	Effective interest rate including transaction costs is 7.31% p.a.
(iii)	Effective interest rate including transaction costs is 3.64% p.a.
(iv)	Effective interest rate including transaction costs is 4.65% p.a.

On October 4, 2017, Braskem issued US$1,750 million in Bonds (R$5,480 million), comprising US$500 million (R$1,566 million) due in January 2023 with interest of 3.5% p.a. and US$1,250 million (R$3,914 million) due in January 2028 with interest of 4.5% p.a. The issue due in 2023 was priced at 99.058% of face value, which represents a yield of 3.7% p.a., and the issue due in 2028 was priced at 98.995% of face value, which represents a yield of 4.625% p.a.

The transaction costs associated with the issuance of the Bonds in the amount of US$26 million (R$86 million) were initially recorded as a reduction of liabilities so that the debt amortization during the term of the contract is by its effective interest rate.

The proceeds from the issues were used to prepay other liabilities, to fund investments and for general purposes of the Company.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)                Prepayment of borrowings

With the proceeds from the issues of October 4, 2017, informed in item (b) above, Braskem prepaid borrowings, as follows:

Borrowings

	Annual financial charges (%)	Prepayments
Foreign currency
Advances on exchange contracts	US dollar exchange variation + 3.52%	638,193
Export prepayment	Note 15 (e)	215,145
Export credit notes	US dollar exchange variation + interest between 7.30 and 8.10	507,866
Working capital	US dollar exchange variation + 1.74% above Libor	516,101
		1,877,305

Current liabilities		1,170,061
Non-current liabilities		707,244
Total		1,877,305

Local currency
Export credit notes	8.00
Export credit notes	105.00 e 112.50 of CDI	1,028,333
BNDES	TJLP + interest between 0.00 and 3.58	1,735,186
Other	CDI + 0.04	11,305
		2,774,824

Current liabilities		139,796
Non-current liabilities		2,635,028
Total		2,774,824

Foreign currency and local currency
Current liabilities		1,309,858
Non-current liabilities		3,342,271
Total		4,652,129

(d)               Export pre-payment

	Initial amount
	of the transaction			Consolidated
Issue date	(US$ thousand)	Maturity	Charges (% per year)	2017	2016
January-2013	200,000	November-2022	US dollar exchange variation + semiannual Libor + 1.10	331,701	391,923
May-2016	50,000	May-2017	US dollar exchange variation + quarterly Libor + 3.25		163,564
December-2016	68,000	November-2019	US dollar exchange variation + quarterly Libor + 2.60		222,314
September-2017	135,000	March-2017	US dollar exchange variation + quarterly Libor + 1.61	449,872
Total	453,000			781,573	777,801

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(e)               Payment schedule

The maturity profile of the long-term amounts is as follows:

		Consolidated
	2017	2016

2018		2,379,757
2019	1,245,895	3,310,384
2020	2,199,869	2,442,493
2021	3,655,465	3,667,632
2022	1,801,844	1,745,936
2023	1,709,587	13,772
2024	2,539,216	2,461,086
2025	45,994	3,839
2026	44,239	1,391
2027	17,586
2028 and thereafter	8,916,945	4,710,314
Total	22,176,640	20,736,604

(f)                Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2017	guaranteed	Guarantees

BNB	December-2022	113,759	113,759	Mortgage of plants, pledge of machinery and equipment
BNB	August-2024	187,794	187,794	Bank surety
BNDES	December-2021	185,406	185,406	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	79,882	79,882	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July-2024	89,614	89,614	Bank surety
FINEP	December-2019	6,806	6,806	Bank surety, pledge of equipment and current account lockout (restricted fund).
FINAME	February-2022	4,175	4,175	Pledge of equipment
FINISA	December-2023	6,490	6,490	Bank surety
OTHER	July-2021	654	654	Pledge of equipment
Total		674,580	674,580

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

16                Braskem Idesa Financing

	Initial value
	of operation					Consolidated
Identification	US$		Maturity	Charges (% per year)	2017	2016

Project finance		(i)
Project finance I	700,000		February-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,179,981	2,274,754
Project finance II	189,996		February-2027	Us dollar exchange variation + 6.17	621,140	663,856
Project finance III	600,000		February-2029	Us dollar exchange variation + 4.33	1,827,811	1,911,857
Project finance IV	680,004		February-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,032,093	2,111,234
Project finance V	400,000		February-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,221,997	1,276,449
Project finance VI	89,994		February-2029	Us dollar exchange variation + quarterly Libor + 2.73	273,887	286,480
Project finance VII	533,095		February-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,627,479	1,701,229
Transactions costs					(92,938)	(104,157)
Total	3,193,089				9,691,450	10,121,702

Other borrowings
VAT borrowings		(ii)	November-2029	2.00% above TIIE (*)		13,500
Borrowings for working capital		(iii)	December-2017	Us dollar exchange variation + quarterly Libor + 2.30		302,589
						316,089

					9,691,450	10,437,791

Current liabilities					9,691,450	10,437,791
Total					9,691,450	10,437,791

(*)	TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

(i)	Financing facility without recourse and with recourse limited to shareholders.
(ii)	Financing obtained in Mexican peso and paid exclusively through the refund of IVA, settled in January 2017.

In line with the Company’s Financial Policy, the investment in the construction of  the plant in Braskem Idesa is being financed under the Project finance mode, whereby the construction loan must be paid exclusively with the cash generated by the Braskem Idesa itself and shareholders must provide limited guarantees. Thus, this financing has the usual guarantees of this type of operation such as assets, receivables, cash generation and other rights from the Braskem Idesa.

Project Finance includes restrictive contractual clauses (covenants), customary in contracts of this nature.

At the reporting date as December 31, 2017, the company was in unremedied breach with regard to part of non-pecuniary obligations provided for in the contracts. As a result, the entire balance of non-current liabilities, in the amount of R$8,907,733, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request to Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

Furthermore, Braskem Idesa has been negotiating approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The following amortization schedule presents the original long-term maturities, excluding the reclassification to current liabilities arising from the aforementioned breach of contractual obligations.

	Consolidated
	2017	2016

2018		709,793
2019	748,071	736,885
2020	877,450	864,149
2021	1,002,270	986,914
2022	835,009	822,235
2023	1,105,295	1,088,155
2024	1,195,682	1,177,017
2025	1,195,096	1,176,346
2026	1,052,156	1,035,586
2027	474,438	466,270
2028 and thereafter	422,266	428,336
Total	8,907,733	9,491,686

17                Debentures

The balances of debentures come from the acquisition of Cetrel (Note 1(a.ii)).

Issue date	Series	Maturity	Annual financial charges (%)	2017	2016
March-2013	Single	March-2025	IPCA + 6%	216,968
September-2013	Single	September-2025	126,5% of CDI	96,356
				313,324

Current liabilities				27,183
Non-current liabilities				286,141
Total				313,324

(a)               Payment schedule

		Consolidated
	2017	2016

2019	26,629
2020	43,674
2021	49,326
2022	49,326
2023	49,326
2024	49,326
2025	18,534
Total	286,141

(b)               Guarantees

The Company entered into agreements for the fiduciary assignment of receivables, with the maintenance of restricted accounts, in accordance with the assignment agreements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

18                Changes in borrowings, debentures and Braskem Idesa borrowings

									Consolidated
	Balance at	Addition by				Interest, changes	Conversion of		Balance at
	December 31,	acquisition of		Payments		monetary and	debts of subsidiaries		December 31,
	2016	subsidiary	Obtained	Principal	Interest paid	foreign exchange, net	abroad	Transferences	2017

Borrowings
Current	2,594,463	6,749	2,077,350	(8,767,003)	(1,648,971)	1,459,513	8,834	5,453,846	1,184,781
Non-current	20,736,604	11,736	6,414,991			258,501	208,654	(5,453,846)	22,176,640
Total	23,331,067	18,485	8,492,341	(8,767,003)	(1,648,971)	1,718,014	217,488		23,361,421

Debentures
Current		27,017		(12,088)		5,307		6,947	27,183
Non-current		290,943				2,145		(6,947)	286,141
Total		317,960		(12,088)		7,452			313,324

Total borrowings and debentures
Current	2,594,463	33,766	2,077,350	(8,779,091)	(1,648,971)	1,464,820	8,834	5,460,793	1,211,964
Non-current	20,736,604	302,679	6,414,991			260,646	208,654	(5,460,793)	22,462,781
Total	23,331,067	336,445	8,492,341	(8,779,091)	(1,648,971)	1,725,466	217,488		23,674,745

Braskem Idesa financing
Current	10,437,791		187,959	(1,080,502)	(505,082)	17,882	633,402		9,691,450
Total	10,437,791		187,959	(1,080,502)	(505,082)	17,882	633,402		9,691,450

Total geral
Current	13,032,254	33,766	2,265,309	(9,859,593)	(2,154,053)	1,482,702	642,236	5,460,793	10,903,414
Non-current	20,736,604	302,679	6,414,991			260,646	208,654	(5,460,793)	22,462,781
Total	33,768,858	336,445	8,680,300	(9,859,593)	(2,154,053)	1,743,348	850,890		33,366,195

19                Financial instruments

19.1          Fair Value

(a)               Fair value calculation

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)

Held-for-trading and available-for-sale financial assets are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)

Trade accounts receivable and trade payables correspond mostly to their respective carrying amounts due to the short-term maturity of these instruments. When purchase or sale prices include material financial charges, deferred is calculated.

(iii)	The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.
(iv)	The fair value of bonds is based on prices negotiated in financial markets, plus the respective carrying amount of interests.

The fair values of the remaining assets and liabilities correspond to their carrying amount.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)               Fair value hierarchy

The Company adopts CPC 40 and IFRS 7 to measure the fair value of financial instruments recorded in the balance sheet; this requires disclosure in accordance with the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option.  To measure the credit risk of the parties involved in derivative instruments, Braskem uses CVA (Credit Valuation Adjustment) or DVA (Debt Valuation Adjustment) models, applied flow by flow on the mark-to-market value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

19.2          Non-derivative financial instruments and leniency agreement (Note 23.3) - consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2017	2016	2017	2016

Cash and cash equivalents	6
Cash and banks				1,428,766	2,178,611	1,428,766	2,178,611
Financial investments in Brazil		Loans and receivables		1,706,784	2,914,685	1,706,784	2,914,685
Financial investments abroad		Held-for-trading	Level 2	639,543	1,608,568	639,543	1,608,568
				3,775,093	6,701,864	3,775,093	6,701,864

Financial investments	7
Letras financeiras do tesouro - LFT		Held-for-trading	Level 2	1,816,889	755,712	1,816,889	755,712
Time deposit investments		Loans and receivables	Level 2	440,616	434,015	440,616	434,015
Other		Held-for-trading	Level 2	39,739	756	39,739	756
				2,297,244	1,190,483	2,297,244	1,190,483

Trade accounts receivable	8	Loans and receivables		3,318,692	1,704,373	3,318,692	1,704,373

Trade payables		Financial liabilities not measured at fair value		5,525,407	6,746,822	5,525,407	6,746,822

Borrowings	15	Financial liabilities not measured at fair value
Foreign currency - Bond			Level 1	20,082,588	14,216,539	21,230,567	12,509,981
Foreign currency - other borrowings			Level 2	2,344,649	4,159,341	2,228,608	4,020,769
Local currency			Level 2	1,224,772	5,166,602	1,039,873	3,991,892
				23,652,009	23,542,482	24,499,048	20,522,642

Braskem Idesa borrowings	16	Financial liabilities not measured at fair value	Level 2	9,784,388	10,541,948	8,675,711	9,322,409

Debentures	17	Financial liabilities not measured at fair value	Level 2	313,324		313,324

Loan ton non-controlling shareholder of Braskem Idesa		Financial liabilities not measured at fair value		1,756,600	1,620,519	1,756,600	1,620,519

Leniency agreement	23.3			1,629,114	2,853,230	1,629,114	2,853,230

Other payables (BNDESPAR)		Financial liabilities not measured at fair value			176,846		176,846

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

19.3          Derivative financial instruments designated for hedge accounting

19.3.1    Changes

						Net			Net
			Operation characteristics			(Asset)/			(Asset)/
		Fair value	Principal exposure		Accumulated	Liability	Change in	Financial	Liability
Identification	Note	hierarchy		Derivatives	OCI (equity)	2016	fair value	settlement	2017

Hedge accounting transactions	0
Dollar put and call options	19.3.1 (a.i)	Level 2	Real	Dollar		(4,184)	391		(3,793)
Exchange swap	19.3.1 (a.ii)	Level 2	CDI	Dollar+Interests		857,099	(46,820)	(810,279)
Interest rate swaps	0	Level 2	Libor	Fixed rates	281,496	(266)	3,394	(28,919)	(25,791)
					281,496	852,649	(43,035)	(839,198)	(29,584)

Derivatives operations
Current assets						(8,387)			(3,793)
Non-current assets						(29,308)			(32,666)
Current liabilities						29,042			6,875
Non-current liabilities						861,302
						852,649			(29,584)

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient.

Derivative financial instruments designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively, and are necessarily classified as "held-for-trading".

All hedge financial instruments held at December 31, 2017 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and their fair values are classified as Level 2.

Braskem’s Financial Policy provides for the active management and continued protection against undesired fluctuations in currencies and rates arising from its operations and financial items, with the possibility of contracting derivative instruments (swaps, NDFs, options, etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the same period of the hedged transaction.

Braskem may elect derivatives for the application of hedge accounting in accordance with CPCs 38, 39, 40 and IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect on the changes in the hedged items.

The effective portion of the changes in the fair value of hedge derivatives and of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under “Other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects the financial results. The ineffective portion is recognized immediately in profit or loss as “Financial result.”

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

When a hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in financial result when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance, discontinued or is not expected to occur, the cumulative gain or loss in equity is immediately transferred to financial result.

(a)               Hedge accounting transactions

(a.i)      Dollar put and call option

In September 2016, Braskem launched a recurring currency hedge program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian real and not pegged to the U.S. dollar (e.g., electricity, payroll, etc.).

With the sole purpose of protecting its cash flow, the program adopts two strategies using derivative instruments: (i) purchase of put options (“puts”) and (ii) purchase of put options associated with the sale of call options (“collars”).

Both alternatives protect Braskem in the event of appreciation in the local currency, with the difference being that the collar strategy can also result in losses for the Company if the USD/BRL exchange rate surpasses the strike price of the call options. However, any losses always are offset by gains in competitiveness from the reduction in costs denominated in BRL when translated into USD.

On December 31, 2017, Braskem held a total notional amount of put options of US$1.4 billion, with an average strike price of 2.96 R$/US$. Simultaneously, the Company also held a total notional amount of call options of US$926 million, with an average strike price of R$/US$4.32. The operations have a maximum term of 18 months.

Such operations were designed for the hedge accounting of cash flows as from January 1, 2017.

Dollar put options were recognized initially at fair value and measured subsequently at their fair value at the end of each period. Any gain or loss related to the effective portion of dollar options (intrinsic value) is recognized as other comprehensive income or loss under shareholders' equity. Any gain or loss related to the ineffective portion and the extrinsic value of the option are immediately recognized in the financial result.

(a.ii)    Exchange rate swap linked to NCEs

Identification			Maturity
		Hedge		Fair value
	Nominal value	Financial charges for year		2017	2016
Swap NCE I to III	400,000	Exchange variation + 6,15%	August-2019		438,201
Swap NCE IV to VII	450,000	Exchange variation + 4,93% to 7,90%	April-2019		418,898
Total	850,000				857,099

Derivatives operations
Current assets					(4,203)
Non-Current liabilities					861,302
Total					857,099

Swap operations to offset fluctuations in the CDI overnight rate, which are designated for hedge accounting. The balance was prepaid using proceeds from the issue of Bonds (Note 15(c)), in the amount of R$810,279.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The discontinued amount, which was recorded under Shareholders' Equity as "Other comprehensive income" ("OCI") was taken to the financial result in the amount of R$475,872.

19.4          Non-derivative financial liabilities designated to hedge accounting

(a.i)      Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports is offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was
US$ 1: R$2.0017. In addition to this hedge accounting, on October 10, 2017, Braskem S.A. designated new financial instruments for the hedging of future sales, which mature in 2028. The hedged exchange rate was US$1 : R$3.1688.

Therefore, on December 31, 2017, exports that were designated not yet realized and not discontinued are shown below:

Total nominal value
US$

2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,371
2024	688,854
2028	1,250,000
5,550,205

The Company considers these exports in the selected period (2018/2028) as highly probable, based on the following factors:

•	In recent years, Braskem S.A. exported an average US$3.6 billion per year, which represents around 3 to 4 times the annual exports of the hedged exports.
•	Hedged exports represent between 20% and 30% of the export flows planned by the Company.

The exports of the Company are not sporadic or occasional, but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

The following table shows the changes in financial instruments designated for this hedge in the period:

				US$
		Hedge
	2016	discontinued	Designations	2017

Designated balance	5,301,099	1,000,894	1,250,000	5,550,205

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

On December 31, 2017, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,853
2028	1,250,000
5,550,205

In order to maintain consistency between the parent company’s results and the consolidated results, the Company selected the hedge instruments with subsidiaries abroad observing the existence of guarantees arising from their operations with third parties. As a result, non-derivative financial liabilities in which the foreign subsidiary acted as an intermediary of the Parent Company in the operations were selected, which effectively maintained the essence of the transactions. Trade payables, especially naphtha, were also considered in the transaction.

To ensure the continuity of the hedging relationship, the Company plans to refinance and/or substitute these hedge instruments to adjust them to the schedule and value of the hedged exports. The rollover or replacement of the hedge instrument are provided for in IAS 39 and CPC 38. This explains the fact that liabilities designated for hedge are not necessarily equivalent to the exports designated in the year.

Considering the cash generation in recent quarters, the Management of the Company believed it was appropriate to advance the payment of dollar-denominated obligations, including liabilities designated for this hedge. As a result of the decision, the amount of US$787,893 was discontinued prospectively. Exchange variation on the discontinued amount, which is recorded under Shareholders' Equity as “Other comprehensive income” will be taken to net financial income (expenses) as of January 2018, as the hedged exports are realized.

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge descontinued - First quarter 2018	189,325	2.0017	3.3082	247,353
Hedge descontinued - Second quarter 2018	208,405	2.0017	3.2769	265,758
Hedge descontinued - Third quarter 2018	193,190	2.0017	3.3080	252,364
Hedge descontinued - Fourth quarter 2018	196,973	2.0017	3.3080	257,306
	787,893			1,022,781

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge in the 12-month period ended December 31, 2017:

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

First quarter	201,277	2.0017	3.2400	249,241
Second quarter	208,135	2.0017	3.2015	249,721
Third quarter	207,273	2.0017	3.3302	275,362
Fourth quarter	213,000	2.0017	3.1684	248,506
	829,685			1,022,830

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2016	(7,439,927)	2,529,575	(4,910,352)

Exchange variation recorded in the period on OCI / IR and CSL	(397,045)	134,995	(262,050)

Exchange variation transferred to profit or loss / IR and CSL	1,022,830	(347,762)	675,068

At December 31, 2017	(6,814,142)	2,316,808	(4,497,334)

The realizations expected for 2018 will occur through the payments of financial instruments in conformity with exports made, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. For all quarters of the year, realizations will be realized at the discounted cash flow rates. The quarterly schedule of hedged exports in 2018 follows:

Total nominal
value US$

First quarter	189,325
Second quarter	208,405
Third quarter	193,190
Fourth quarter	196,973
787,893

(a.ii)     Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Due to the disbursements by the project's financiers in 2015, Braskem Idesa designated new amounts in April and September 2015, of US$290,545 and US$23,608, respectively, for hedge accounting. Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these future sales are highly probable, based on the following:

•	In Mexico, domestic sales can be made in U.S. dollar. In 2016, the company began to operate and sell products, including sales in U.S. dollar in the domestic and international markets.
•

The hedged flow corresponds to less than 18% of the planned revenue flow of the project over the designated period. The current amount of sales already meets the volume of designated hedge, which confirms the highly probably nature of the designated cash flow.

•

The financing was obtained through a Project Finance structure and will be repaid exclusively through the cash generation of the project (Note 16). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

As of December 31, 2017, designated and unrealized sales were as follows:

Nominal value
US$

2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
2,942,062

The following table shows the changes in financial instruments designated for this hedge in the period:

				US$
		Sales in	Hedge
	2016	the year	discontinued	2017

Designated balance	3,113,173	(183,252)	325	2,930,246

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

In 2017, the maturities of designated financial liabilities were distributed as follows:

Nominal value
US$

2018	221,390
2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,873
2025	357,221
2026	308,650
2027	150,419
2028	124,347
2029	26,312
2,930,246

The following table provides the balance of exchange variation of the discontinued amount net of realization already occurred in the period ended December 31, 2017 (US$325), which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge descontinued	11,816	13.4541	17.9915	53,614	9,013
				53,614	9,013

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge in the 12-month period ended December 31, 2017:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	29,174	13.6649	20.6059	202,497	30,917
Second quarter	47,896	13.6560	18.8998	251,157	42,992
Third quarter	52,293	13.6536	17.8492	219,401	38,919
Fourth quarter	53,889	13.6537	19.1186	294,498	50,868
	183,252			967,553	163,696

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

	Exchange		Net
	variation	IR	effect

At December 31, 2016	(4,182,052)	1,255,350	(2,926,702)

Exchange variation recorded in the period on OCI / IR	472,717	(141,815)	330,902

Exchange variation transferred to profit or loss / IR	163,696	(49,109)	114,587

At December 31, 2017	(3,545,639)	1,064,426	(2,481,213)

The tests of effectiveness of the operations were carried out as provided for in CPC 48 / IFRS 9 and all operations were effective to reduce the dispersion of revenue coming with the designated hedge exports, when assessed in Reais..

The realizations expected for 2018 will occur in accordance with the payments under the project finance, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. Below is the quarterly schedule of hedged sales in U.S. dollars in 2018:

Nominal value
US$

First quarter	53,889
Second quarter	55,137
Third quarter	56,382
Fourth quarter	56,382
221,790

19.5          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On December 31, 2017, the credit ratings for the domestic market were as follows:

				(%)
			2017	2016
1	Minimum risk		18.84	8.92
2	Low risk		50.84	39.98
3	Moderate risk		13.33	30.51
4	High risk		13.40	16.48
5	Very high risk	(i)	3.59	4.11

(v)

Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Default indicators:

	Last 12 months
	Domestic market	Export market

December 31, 2017	0.08%	0.19%
December 31, 2016	0.18%	0.04%
December 31, 2015	0.39%	0.70%

This calculation considers the amount of trade payables overdue more than 5 days for the domestic market and 30 days for the international market, divided by consolidated gross revenue in the last 12 months.

(b)               Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, held for trading and borrowings and receivables, Braskem uses the risk rating of agencies Standard & Poor’s, Moody’s and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		2017	2016
Financial assets with risk assessment
AAA		3,569,392	3,871,105
AA+		27,094	241,359
AA		8,047	5,370
AA-		209,389	654,232
A+		1,465,107	2,426,078
A		349,823	364,198
A-			209,175
BBB+		453,367	116,987
		6,082,219	7,888,504
Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	5,882	3,843
		5,882	3,843

Total		6,088,101	7,892,347

(i)	Investments approved by the Management of the Company, in accordance with the financial policy.

19.6          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On December 31, 2017, the main risks that can affect the value of Braskem’s financial instruments are:

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

•	Brazilian real/U.S. dollar exchange rate;
•	Mexican peso/Brazilian real exchange rate;
•	U.S. dollar/Euro exchange rate;
•	Libor floating interest rate;
•	Selic interest rate;
•	CDI interest rate; and
•	TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from December 31, 2017, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$9,800 for put options and call options (Note 19.3.1 (a.i)) and US$10,464 for the swap of Libor related to Braskem Idesa project.

(c)                Selection of scenarios

(c.1)     Probable scenario

The Focus Market Readout published by the Central Bank of Brazil on was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, based on December 29, 2017. According to the Market Readout, at the end of 2017, the U.S. dollar will appreciate by 0.97% against the year-end PTAX exchange rate on December 29, 2017, while the Selic rate will reach 6.75% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

The probable scenario for the TJLP is a decrease of 0.25% from the current rate of 6.75%, i.e., considering the same pace of decrease in the Selic basic interest rate.  The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 25% and 50% increase on current market levels.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c.2)     Possible and extreme adverse scenario

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	(191,889)	(4,959,133)	(9,918,266)
Working capital / other	(12,358)	(319,367)	(638,734)
Export credit notes	(6,577)	(169,974)	(339,948)
Braskem Idesa borrowings	(93,750)	(2,422,863)	(4,845,725)
Export prepayments	(3,209)	(82,925)	(165,850)
Dollar put and call options	(4,117)	(176,990)	(844,927)
Financial investments abroad	18,405	475,644	951,287

Selic interest rate
BNDES	277	(1,999)	(4,101)

Libor floating interest rate
Working capital / structured operations	(3,265)	(16,325)	(32,650)
Export prepayments	(1,643)	(8,216)	(16,433)
Swaps	12,615	38,103	96,667
Braskem Idesa borrowings	(76,187)	(380,933)	(761,865)

CDI interest rate
Swaps NCE	12,208	(27,340)	(61,117)
Debentures	25,657	(277)	(15,308)
Financial investments in local currency	(9,138)	63,988	128,016

IPCA interest rate
Debentures	(33,625)	(20,015)	(40,873)

TJLP interest rate
Other government agents	14	(95)	(192)
BNDES	210	(1,443)	(2,929)

Brazilian real/Euro exchange rate
Working capital / other	2,126	(13,896)	(27,792)

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

20                Taxes payable

		Consolidated		Parent company
	2017	2016	2017	2016

Brazil
IPI	60,917	59,323	60,134	57,191
IR and CSL	405,567	159,047	400,544	119,573
ICMS	257,720	182,034	254,935	173,915
PIS and COFINS	82,140	59,105	80,591	58,252
Other	52,926	62,743	29,002	38,987

Other countries
IR	434,563	639,983
Value-added tax	20,173	15,622
Total	1,314,006	1,177,857	825,206	447,918

Current liabilities	1,261,204	1,153,760	774,391	424,088
Non-current liabilities	52,802	24,097	50,815	23,830
Total	1,314,006	1,177,857	825,206	447,918

(a)               Special Tax Compliance Program (“PERT”)

In October 2017, Braskem and its subsidiary Braskem Petroquímica adhered to PERT, a federal government tax installment/amnesty program implemented through Decree MP 783, of May 31, 2017, indicating the payment of tax and social security liabilities in the aggregate amount of R$111,735. The amount was reduced by R$12,895 due to discounts granted under the program. This amount were settled by (i) R$67,953 to be offset using tax credits from income tax losses and social contribution tax loss carryforwards, (ii) R$21,854 paid in cash in October 2017, and (iii) R$9,033 were paid in cash in January 2018.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

21                Income tax (“IR”) and social contribution (“CSL”)

21.1     Reconciliation of the effects of income tax and social contribution on profit or loss

		Consolidated		Parent company
		2017	2016	2017	2016

Income (loss) before IR and CSL and after discontinued operations		5,416,713	(140,010)	4,688,646	(171,011)

IR and CSL at the rate of 34%		(1,841,682)	47,603	(1,594,140)	58,144

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		2,201	10,227	845,248	324,883
IR and CSL accrued in previous years			(46,460)		(21,275)
Deferred tax losses and negative base		39,092
Tax benefits (Sudene and PAT)		87,186		87,186
Difference of rate applicable to each country	(i)	250,130	81,638
Fine in leniency agreement			(692,299)		(529,354)
Other permanent adjustments		170,805	(16,755)	47,174	(103,817)

Effect of IR and CSL on results of operations		(1,292,268)	(616,046)	(614,532)	(271,419)

Breakdown of IR and CSL:

Current IR and CSL		(869,493)	(898,845)	(385,208)	(89,862)
Deferred IR and CSL		(422,775)	282,799	(229,324)	(181,557)
Total		(1,292,268)	(616,046)	(614,532)	(271,419)

(i)

Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

		Official rate - %
		Headquarters
		(Country)	2017

Braskem Alemanha		Germany	31.18
Braskem America e Braskem America Finance	(i)	USA	35.00
Braskem Argentina		Argentina	35.00
Braskem Austria e Braskem Austria Finance		Austria	25.00
Braskem Petroquímica Chile		Chile	25.50
Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc		Netherlands	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México
Braskem México Serviços and Braskem México Proyectos		Mexico	30.00

(i)	In 2018 the rate will change from 35% to 21%.

On a consolidated basis, the effective rate is 23.9% (440.0% in 2016), and at the Parent Company the effective rate is 13.1% (158.7% in 2016).

The effective rate shown above for the year ended December 31, 2016 is related to the provision established to pay the leniency agreement and consequent adjustments to the IR and CSL bases. Disregarding this calculation provision, the effective rate would be 36.90% in the Consolidated and 25.08% in the Parent Company in 2016.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

21.2           Breakdown of deferred IR and CSL

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items directly recorded in equity.

 (a)       According to tax collection records

					Consolidated
Assets	As of December 31, 2016	Impact on the P&L	Impact on the equity	Cetrel consolidated	As of December 31, 2017

Tax losses (IR) and negative base (CSL)	2,420,376	(590,037)		48,470	1,878,809
Goodwill amortized	4,624	(708)		55,419	59,335
Exchange variations	464,947	(76,654)			388,293
Temporary adjustments	717,868	(498,825)	(7,946)	9,857	220,954
Business combination	191,250	(7,465)	0		183,785
	3,799,065	(1,173,689)	(7,946)	113,746	2,731,176

Liabilities
Amortization of goodwill based on future profitability	767,277	(54,404)			712,873
Tax depreciation	867,922	92,280			960,202
Temporary adjustments	316,991	(85,169)			231,822
Business combination	198,381	(197,079)		8,362	9,664
Additional indexation PP&E	118,202	(51,130)			67,072
Hedge accounting		(606,877)	606,877
Deferred on health plans		15,269	(15,269)
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	263,808	255,815			519,623
Other	123,892	(119,619)			4,273
	2,656,473	(750,914)	591,608	8,362	2,505,529

Net	1,142,592	(422,775)	(599,554)	105,384	225,647

Presentation in the balance sheet:
Non-current assets	1,653,115				1,165,726
(-) Non-current liabilities	510,523				940,079

						Parent Company
Assets	As of December 31, 2016	Impact on the P&L	Impact on the equity	Deferred charges on discontinued operations	Deferred rectification previous periods	As of December 31, 2017

Tax losses (IR) and negative base (CSL)	215,413	(169,188)			12,196	58,421
Goodwill amortized	4,623	(707)				3,916
Exchange variations	456,816	(68,523)				388,293
Temporary adjustments	1,339,681	(405,994)	(8,247)	(3,018)		922,422
Business combination	89,770	170,290			(76,275)	183,785
	2,106,303	(474,122)	(8,247)	(3,018)	(64,079)	1,556,837

Liabilities
Amortization of goodwill based on future profitability	680,111	32,762				712,873
Tax depreciation	792,869	167,333				960,202
Temporary adjustments	11,701	(3,514)				8,187
Business combination	76,959	(116,189)			40,532	1,302
Additional indexation PP&E	96,700	(30,976)			1,348	67,072
Other	139,500	(135,984)				3,516
Deferred on health plans		(15,269)	15,269
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	266,004	253,619				519,623
Hedge accounting		(396,580)	396,580
	2,063,844	(244,798)	411,849		41,880	2,272,775

Net	42,459	(229,324)	(420,096)	(3,018)	(105,959)	(715,938)

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)       Offset for the purpose of presentation in the balance sheet (consolidated)

		2017
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compesation	Balance

Assets
Braskem S.A.	Brazil	1,556,837	(1,556,837)
Braskem Argentina	Argentina	3,398		3,398
Braskem Alemanha	Germany	19,353		19,353
Braskem Chile	Chile	251	(251)
Braskem Idesa	Mexico	1,036,257		1,036,257
Braskem México Serviços	Mexico	1,334		1,334
Cetrel	Brazil	29,268	(7,454)	21,814
DAC	Brazil	84,478	(908)	83,570
		2,731,176	(1,565,450)	1,165,726

Liabilities
Braskem S.A	Brazil	2,272,775	(1,556,837)	715,938
Braskem America	USA	223,635		223,635
Braskem Petroquímica Chile	Chile	757	(251)	506
Cetrel	Brazil	7,454	(7,454)
DAC	Brazil	908	(908)
		2,505,529	(1,565,450)	940,079

		2016
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compesation	Balance

Assets
Braskem S.A.	Brazil	2,106,303	(2,063,844)	42,459
Braskem Argentina	Argentina	6,745		6,745
Braskem Alemanha	Germany	36,932		36,932
Braskem Chile	Chile	135	(135)
Braskem Idesa	Mexico	1,463,502		1,463,502
Braskem México Serviços	Mexico	1,994		1,994
Braskem Petroquímica	Brazil	81,971	(81,971)
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	101,483		101,483
		3,799,065	(2,145,950)	1,653,115

Liabilities
Braskem S.A	Brazil	2,063,844	(2,063,844)
Braskem America	USA	305,289		305,289
Braskem Chile	Chile	1,404	(135)	1,269
Braskem Petroquímica	Brazil	162,241	(81,971)	80,270
Braskem Petroquímica - efeitos da combinação de negócios	Brazil	123,695		123,695
		2,656,473	(2,145,950)	510,523

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)                Realization of deferred income tax and social contribution

								Consolidated
		Balance at	Realization
		December 31,						2023
Assets	Note	2017	2018	2019	2020	2021	2022	thereafter

Tax losses (IR) and negative base (CSL)	(i)	1,878,809	18,357	95,276	115,361	287,416	471,379	891,020
Goodwill amortized		59,335	20,053	17,604	15,156	4,062	364	2,096
Exchange variations	(ii)	388,293	32,663		19,598			336,032
Temporary adjustments	(iii)	220,954	80,548	24,017	29,931	12,294	11,762	62,402
Business combination	(iv)	183,785	38,775	38,775	38,775	33,731	33,729
Total assets		2,731,176	190,396	175,672	218,821	337,503	517,234	1,291,550

Liabilities
Amortization of goodwill based on future profitability	(v)	712,873						712,873
Tax depreciation	(vi)	960,202						960,202
Temporary differences	(vii)	231,822	78,653	23,452	29,227	12,005	11,485	77,000
Business combination	(viii)	9,664	34	34	34	34	34	9,494
Additional indexation PP&E	(ix)	67,072	5,366	5,366	5,366	5,366	5,366	40,242
Amortization of fair value adjustments on the assets from the acquisiton of Quattor		519,623	41,570	41,570	41,570	41,570	41,570	311,773
Other		4,273						4,273
Total liabilities		2,505,529	125,623	70,422	76,197	58,975	58,455	2,115,857

Net		225,647	64,773	105,250	142,624	278,528	458,779	(824,307)

								Parent company
		Balance at	Realization
		December 31,						2023
Assets	Note	2017	2018	2019	2020	2021	2022	thereafter

Tax losses (IR) and negative base (CSL)	(i)	58,421		58,421
Goodwill amortized	0.00	3,916	364	364	364	364	364	2,096
Exchange variations	(ii)	388,293	32,663		19,598			336,032
Temporary adjustments	(iii)	922,422	252,146	75,181	93,694	38,486	36,819	426,096
Business combination	(iv)	183,785	38,775	38,775	38,775	33,731	33,729
Total assets		1,556,837	323,948	172,741	152,431	72,581	70,912	764,224

Liabilities
Amortization of goodwill based on future profitability	(v)	712,873						712,873
Tax depreciation	(vi)	960,202						960,202
Temporary differences	(vii)	8,187	2,238	667	832	342	327	3,781
Business combination	(viii)	1,302	34	34	34	34	34	1,132
Additional indexation PP&E	(ix)	67,072	5,366	5,366	5,366	5,366	5,366	40,242
Amortization of fair value adjustments on the assets from the acquisiton of Quattor		519,623	41,570	41,570	41,570	41,570	41,570	311,773
Other		3,516						3,516
Total liabilities		2,272,775	49,208	47,637	47,802	47,312	47,297	2,033,519

Net		(715,938)	274,740	125,104	104,629	25,269	23,615	(1,269,295)

Basis for constitution and realization:
(i)	In Brazil and Germany, the use of tax losses has limits in relation to the amount of taxable income for the year. In Brazil, this limit is 30%, whereas in Germany is 60%.
(ii)

In Brazil, the Company opted to tax exchange variation of assets and liabilities denominated in foreign currency under the cash method. Thus, this variation will be realized as assets and liabilities are received/paid. For accounting purposes, exchange variation is recognized under the accrual basis, which results in deferred IR and CSL.

(iii)	Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.
(iv)

Refers to: tax-related goodwill, and contingencies recognized from business combinations. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.

(v)

Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the write-off of goodwill due to impairment or any other reason.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(vi)	For calculation of IR and CSL, assets are depreciated at rates higher than those used for accounting purposes. As tax depreciation is exhausted, these deferred IR and CSL start to be realized.
(vii)	Revenues whose taxation will occur in subsequent periods.
(viii)	Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.
(ix)	Additional adjustment of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Considering the limitations to the use of tax losses in Brazil and Germany and the known impacts on the position of deferred taxes, the Company estimates that it will be necessary to generate taxable income of around R$665,076 in the following years to realize its deferred tax assets registered on December 31, 2017.

Annually, the Company revises its projection of taxable income based on its Business Plan (Note 3.1). If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

22                Sundry provisions

	Consolidated		Parent company
	2017	2016	2017	2016
Provision for customers rebates	87,913	41,475	34,367	24,167
Provision for recovery of environmental damages	300,249	254,040	300,249	228,618
Other	25,510	23,621	3,832	3,798
Total	413,672	319,136	338,448	256,583

Current liabilities	178,676	112,891	125,130	87,084
Non-current liabilities	234,996	206,245	213,318	169,499
Total	413,672	319,136	338,448	256,583

(a)               Client discounts, rebates

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved. As it is recognized based on contracts, the provision is not subject to significant uncertainties with respect to their amount or settlement.

(b)               Recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The amount provisioned corresponds to the best and most conservative estimate of the expenses required to repair the damages.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)                Changes in provisions

				Consolidated
		Recovery of
		environmental
	Bonus	damage	Other	Total

December 31, 2016	41,475	254,040	23,621	319,136

Additions, inflation adjustments and exchange variation, net	116,085	102,480	5,744	224,309
Write-offs through usage and payments	(69,647)	(56,271)	(3,855)	(129,773)

December 31, 2017	87,913	300,249	25,510	413,672

				Parent company
		Recovery of
		environmental
	Bonus	damage	Other	Total

December 31, 2016	24,167	228,618	3,798	256,583

Additions, inflation adjustments and exchange variation, net	34,181	96,203	4,194	134,578
Addition by incorporation		27,947		27,947
Write-offs through usage and payments	(23,981)	(52,519)	(4,160)	(80,660)

December 31, 2017	34,367	300,249	3,832	338,448

23                Contingencies

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. These claims are of a tax, labor and social security, civil and corporate nature. Proceedings assessed as having a probable chance of loss are provisioned for, as described in Note 3.5. Proceedings assessed as having a possible chance of loss are not provisioned for, except in relevant cases involving business combinations. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

23.1          Claims with probable chance of loss and arising from business combinations

		Consolidated		Parent company
		2017	2016	2017	2016
Labor claims	(a)	255,938	207,827	247,821	197,452

Tax claims	(b)
Normal operations
IR and CSL		17,313	11,462	17,313	11,462
PIS and COFINS	(ii)	155,681	204,516	155,681	204,333
ICMS	(iv)	76,342	39,604	76,342	39,604
Other tax claims		8,985	19,586	8,985	17,382
		258,321	275,168	258,321	272,781

Business Combination
IR and CSL		50,051	45,656	50,051
PIS and COFINS	(iii)	56,135	51,052	56,135	51,052
ICMS - interstate purchases	(i)	263,538	239,450	263,538	239,450
		369,724	336,158	369,724	290,502

Corporate claims	(c)	135,779	105,175	135,779	105,175

Civil claims and other		72,883	60,909	72,883	60,909

		1,092,645	985,237	1,084,528	926,819

(a)        Labor claims

The provision on December 31, 2017 is related to 599 labor claims, including occupational health and security cases (632 in 2016). The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts.

(b)        Tax claims

On December 31, 2017, the main claims are the following:

(i)                 ICMS - interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS in view of allegedly committing the following violations:

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

•

Undue use of ICMS tax credits (i) in the amount of R$53,478, in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, due to the recording of credits indicated on the invoices for the sale of “acrylonitrile,” issued by Acrinor  Acrilonitrila do Nordeste S/A; (ii) in the amount of R$1,581, in the period from December 2004 to August 2005, arising from the undue recording of credits on invoices for the sale of methyl acrylate, issued by Proquigel Química S/A; and (iii) in the amount of R$3,105, in the period from August 2004 to November 2005, arising from the undue recording of credits in invoices for the sale of methyl methacrylate, issued by Proquigel Química S/A, since the products were to be exported, and therefore were exempt from payment of ICMS tax;

•	The fine for the abovementioned tax offense corresponds to 100% of the principal value recorded, as per Article 527, item II, sub-item “j” jointly with paragraphs 1 and 10 of RICMS/SP;
•

Fine of 30% on the amount of R$480,389, which corresponds to the sum of the amounts declared in the tax documents for which the shipping of goods was not confirmed by tax authorities, based on the provisions of Article 527, item IV, sub-item “b” jointly with paragraphs 1 and 10 of RICMS/SP; and

•	Fine due to lack of presentation of tax documents requested, as per Article 527, item IV, sub-item “j” jointly with paragraphs 8 and 10 of RICMS/SP.

Discussions in the administrative sphere were ended in 2016, with the Company proposing lawsuits. Due to the favorable injunctions granted to the Company, (i) in one of the claims, the São Paulo Treasury Department rectified the amount of the debt to apply interest for late payment and inflation adjustment limited to the SELIC basic interest rate, which resulted in the debit being reduced by 20%, and (ii) in the other claim, the tax liability was suspended.

On December 31, 2017, the balance of these provisions was R$263,538.

The Company’s external advisors have assessed that the disputes related to the highlighted matters have a probable likelihood of loss and estimate the conclusion of administrative proceedings in 2020.

A performance bond was offered as a guarantee for these claims.

(ii)               Non-cumulative PIS and COFINS taxes

The Company is charged amounts arising from the compensation of Non-Cumulative PIS and COFINS tax credits that were not approved by the Federal Revenue Service in Offsetting Statements (“DCOMPs”), with credits in amounts that exceeded those declared in the respective Statement of Calculation of Social Contributions (“DACONs”).

In October 2017, through the federal tax amnesty program (PERT), the items related to non-acceptance of the credits were settled, due to the following reasons: (i) differences between the amounts reported in the DACONs and those in the electronic files of tax invoices; (ii) amounts not recorded in the interim balance sheets, acquisitions not taxed for contributions, recording of a credit on a portion of IPI, failure to submit tax documents; and (iii) nonpayment of amounts stated as due in tax documents. Said amounts were provisioned for.

On December 31, 2017, the balance of this provision was R$153,639.

The Company’s external legal advisors, after considering the precedents on the matters at the Administrative Council of Tax Appeals (“CARF”), assessed that the disputes related to such matters have a probable likelihood of loss and estimated the conclusion of administrative procedures in 2020.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(iii)             PIS and COFINS taxes

The Company is assessed for the payment of these taxes in many claims, such as:

•

Insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-compliance with the widening the tax calculation base and increasing the contribution rate envisaged in Law 9,718/98;

•	Offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;
•

Rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2,445 and 2,449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired; and

•	Alleged non-taxation of revenue from foreign exchange variations, determined as a result of successive reductions in the capital of the associated company.

On December 31, 2017, the balance of this provision was R$56,135.

The Company’s external advisors assessed that the disputes related to the highlighted matters have a probable likelihood of loss and estimated the conclusion of administrative proceedings in 2020.

Guarantees were offered for these claims in the form of bank guarantee and finished products, which, together, cover the amount of court claims. The Company’s management estimates that these cases should be terminated by 2020.

(iv)             ICMS – Decree 38,394/2000

In 2017, the Company received a tax deficiency notice from the Tax Authority of the State of Alagoas, for the administrative collection of ICMS tax that allegedly was paid below the amount due, in the period from August 2012 to April 2016, in accordance with Article 9 of Decree 38.394/2000.

On December 31, 2017, the balance of this provision was R$43,774.

The Company’s external legal advisors, considering the behavior of the administrative bodies judging the case,  assessed that the disputes related to the highlighted matters have a probable likelihood of loss and estimated the conclusion of administrative proceedings in 2021.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(c)        Corporate claims

On December 31, 2017, the main claim is related to an ordinary collection claim combined with a request for damages for losses, requesting the payment of dividends and a share bonus arising from the class "A" preferred shares of the dissolved company Salgema Indústrias Químicas S.A.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Once the claim was granted, the amount effectively owed by Braskem began to be calculated. During this phase, the judge recognized that dividends and bonus related to fiscal years prior to 1987 had become time-barred and were no longer owed by Braskem.

However, the Alagoas State Court of Appeals reviewed the decision and considered that amounts prior to such period also were owed. Against the decision, Braskem filed a Special Appeal with the Superior Court of Justice (“STJ”), which was partially granted, so that the possibility that the statute of limitation will be recognized in a procedure of liquidation of the award will be submitted to the STJ.

During fiscal year 2017, Braskem recognized a provision of R$56,171 and there is no guarantee related to this claim.

(d)               Changes of claims with probable chance of loss

	Consolidated
			Corporate	Civil claism
	Labor claims	Tax claims	claims	and other	Total

December 31, 2016	207,827	611,326	105,175	60,909	985,237

Additions, inflation adjustments and exchange variation, net	164,962	177,314	169,683	20,257	532,216
Write-offs through usage and payments	(115,497)	(130,596)	(170,432)	(8,283)	(424,808)

December 31, 2017	257,292	658,044	104,426	72,883	1,092,645

					Parent company
			Corporate	Civil claism
	Labor claims	Tax claims	claims	and other	Total

December 31, 2016	197,452	563,283	105,175	60,909	926,819

Additions, inflation adjustments and exchange variation, net	156,469	175,010	169,683	20,257	521,419
Addition by incorporation	7,351	51,497			58,848
Write-offs through usage and payments	(113,451)	(130,392)	(170,432)	(8,283)	(422,558)

December 31, 2017	247,821	659,398	104,426	72,883	1,084,528

23.2          Claims with possible chance of loss

The balance of contingent liabilities as of December 31, 2017 and 2016 is as follows:

		Consolidated
	2017	2016

Tax claims	6,997,301	6,307,214
Labor claims	933,484	580,623
Civil claims	714,963	494,965
Social security tax claims	423,350	122,941
Other lawsuits	248,195	43,356
Total	9,317,293	7,549,099

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(a)               Civil

(i)                 Excess weight

Public-Interest Civil Action filed by the Federal Prosecution Office in Brasilia, with the objective of holding the company liable for damages caused to federal roads by trucks carrying excess weight. The action claims damages to the country for material damages and collective pain and suffering, in the amount of R$61 million, on December 31, 2017. The action was denied in the lower court. The case was classified as having a possible chance of loss, in light of the precedents in the Regional Federal Appellate Court of the 1st Region denying the claim by the Federal Prosecution Office.

(ii)               Caustic soda transportation

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2017, totaled R$184 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

(iii)             Resale of solvents

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. On December 31, 2017, the damages claimed in the lawsuit amounted to R$164 million.

Based on the opinion of external legal counsel accompanying the case, the Management believes that the lawsuit has a possible risk of loss within an eight-year period.

No judicial deposit or other form of security was made for these suits.

(b)               Tax

(i)                 PIS, COFINS, IR and CSL: taxation of tax losses and reductions in debits in connection with the installment payment program under MP 470/09

The Company was assessed for not recording as taxable the amounts of the credits from tax losses and social contribution tax loss carryforwards used to settle tax debits paid in installments under Provisional Presidential Decree 470/09. In the specific case of PIS and COFINS taxes, the assessment also includes the reductions applied to fines and interest arising from the adoption of the installment payment plan. Said tax credits and reductions of debits were not taxed, given the understanding of the Company that they did not represent taxable income.

On December 31, 2017, the inflation-adjusted amount of taxes recorded and tax effects of disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notices is R$1.6 billion.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The Company’s external legal advisors estimate that the administrative proceeding should be concluded for the coming year.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(ii)               IR and CSL – Charges with goodwill amortization

The Company was served by the Federal Revenue Service for deducting amortization charges, from 2007 to 2013, relating to goodwill originated from acquisitions of shareholding interests in 2002. In that year, several business groups divested their petrochemical assets, which were consolidated to enable the consequent foundation of Braskem.

On December 31, 2017, the restated value of the taxes recorded in said tax deficiency notices amounted to R$1.4 billion.

The assessment of loss in these claims is based on the following: (i) the equity interests were acquired with effective payment, business purpose and the participation of independent parties; and (ii) the real economic nature of the transactions that resulted in the recording of interest and exchange variation expenses.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded by 2022.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed.

(iii)             Non-cumulative PIS and COFINS taxes

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process. The matters whose chance of loss is deemed as possible are mainly related to the following: (i) effluent treatment services; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These matters have already been contested at the administrative level and comprise the period from 2006 to 2011.

On December 31, 2017, the restated value of these notices was R$984 million.

The Company’s external legal advisors estimate that: (i) the administrative proceedings should be concluded by 2022; and (ii) in the event of an adverse ruling for the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. These estimates are based on the probability of loss of the Company's defense thesis, based on previous administrative and court precedents.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(iv)             Income Tax (IR) and Social Contribution (CSL) – Unlimited offsetting

The Company received a tax deficiency notice claiming, in December, 2009, December, 2013 and in March, 2017 by the methodology used to offset tax losses and tax loss carryforwards that failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Income Tax and Social Contribution liabilities in merger operations, respectively, in November, 2007, September 2008 and August 2013.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

On December 31, 2017, the restated value of the taxes recorded amounted to R$734 million.

The Company’s external legal advisors estimate that the administrative proceedings should be concluded by 2020 and for the year 2027 for the only one that is in judicial discussion.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level and the only one being disputed in court has had its payment suspended by a preliminary injunction.

(v)               ICMS

The Company is involved in many ICMS collection claims drawn up in the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Alagoas.

On December 31, 2017, the adjusted amounts of these claims total R$470 million and the claims include the following matters:

•

ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must be an integral part of the product or be consumed in the production process.

•

ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.

•	internal transfer of finished products for an amount lower than the production cost;
•	omission of the entry or shipment of goods based on physical count of inventories;
•	lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;
•	non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;
•	fines for the failure to register invoices; and
•	nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market (ACL) of the Electric Power Trading Chamber (CCEE).

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2023, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The Company offered assets for pledge in the amount of R$60 million, supporting exclusively the amounts involved in the lawsuits.

(vi)             IOF

The Company is a party to claims for the collection of IOF tax debits in administrative proceedings and lawsuits, which claim: (i) non-payment of IOF on operations relating to Advances for Future Capital Increase (AFAC) and checking accounts conducted by the merged companies Quattor Participações S.A. and Quattor Química S.A., which were considered loans by tax authorities; and (ii) requirement to pay IOF/credit on international fund transfers between the Company and CPN Incorporated through a checking account contract and single cash management related to the period from May 2002 to April 2004.

The current value of these notices on December 31, 2017, was R$175 million.

The Company’s external legal advisors estimate that the claims in the judicial sphere will be concluded by 2022.

The Company offered a guarantee of R$61 million, which supports the amount involved exclusively in the claims.

(vii)           PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the administrative and judicial courts, which discuss the alleged undue offsetting of credits arising from other administrative proceedings and lawsuits, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees; and (v) the COFINS tax arising from the undue payment or payment in excess.

On December 31, 2017, the adjusted amounts involved of these assessments total R$134 million.

The Company’s external legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2022; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee, in the amount of R$134 million, that cover the entire amount of the claims.

(viii)         IRRF, IR and CSL – Commission expenses

In December, 2017 the Company received a tax deficiency notice from the Federal Revenue Service arising from: (i) the disallowance of commission expenses paid by Braskem in 2011; (ii) the disallowance of commission expenses paid by Braskem Inc. in 2013 and 2014; (iii) lack of payment of withholding income tax (IRRF) on the payments referred to in the previous item; and (iv) the disallowance of advertising expenses incurred in 2013.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

On December 31, 2017, the restated amount of taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notice is R$116 million.

The assessment of success in this claim is based on the following: (i) the expenses incurred in 2011 already are subject to the statute of limitations. Furthermore, the tax credit recognized by the Tax Authority considered the sum of the disallowances disputed in other administrative proceedings that are pending a final decision, which do not belong in the claim in question; (ii) the expenses incurred by Braskem INC already were paid by the Company itself, which led only to the reduction of its tax loss backlog, without the need to pay additional taxes; (iii) the IRRF claimed by the Tax Authority aims to reach a taxpayer located abroad, which as such is not subject to Brazilian tax law; and (iv) the disallowed advertising expenses are related to the Company’s business activities.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2022.

There are no judicial deposits or any other type of guarantee for this procedure, since it is still being discussed at the administrative level.

(ix)             IRPJ and CSLL – Exchange variation on naphtha imports

In December 2017, the Company received a tax deficiency notice related to the disallowance of exchange variation expenses between the due date of commercial invoices and the effective payment of obligations related to naphtha imports. The Company disallowed expenses in calendar year 2012, since they were considered unnecessary, which caused adjustments in the tax loss and in social contribution tax loss carryforwards.

On December 31, 2017, the restated value of this deficiency notice amounted to R$104 million.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2022.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(x)               Isolated fine – failure to ratify DCOMPS

In December 2016, the Company was notified of isolated fines corresponding to 50% of non-cumulative COFINS tax credits – Exports, which were offset with federal taxes and not approved by the Federal Revenue Service.

The matter is assessed as having a possible chance of loss due to favorable court precedents on the matter.

On December 31, 2017, the restated value of these deficiency notices amounted to R$95 million.

The Company’s external legal counsels estimate that the conclusion in the administrative level will occur in 2020.

No deposit or other form of security was accrued for most of these claims, as they are still being discussed administratively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(xi)             Income Tax and Social Contribution – Reduction of tax losses and social contribution tax loss carryforwards

The Company also received a tax-deficiency notice due to the inclusion in the income and social contribution tax calculation base of interest and exchange variation expenses incurred in calendar-year 2008 related to obligations assumed in business combinations.

On December 31, 2017, the inflation-adjusted amount of tax effects from disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notices is R$53 million.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2022.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(c)                Corporate

The Company currently is subject to the liquidation of an award related to an lawsuit filed in 1988, which sentenced Polialden Petroquímica S.A., merged into Braskem, to pay its non-controlling preferred shareholders the distribution of the remaining profits of the company.

The purpose of the liquidation is to determine the value of the award calculated in accordance with the sentence, which will occur through an arbitration procedure, as determined by the court, and was appealed against by the judgment winner, which is pending trial. The procedure is awaiting the beginning of the expert analysis.

Based on the understanding of the Company's external legal advisors, as of December 31, 2017, the registered amount is R$13 million while the possible likelihood of loss is R$161 million.

(d)       Other lawsuits

(i)                 Social Security Contributions – Withholding of 11%

The Company was assessed by the Federal Revenue Service for allegedly withholding social security at the rate of 11% on the gross amount of invoices, bills or trade notes related to services executed through assigned labor, in the period from February 1999 to June 2002, amounting to R$51 million, on December 31, 2017.

The Company's legal advisors, in view of prior decisions by the Administrative Council of Tax Appeals (CARF) and the evidence provided by the Company, assess as possible the chances of loss at the administrative level. The conclusion is supported, among other things, by the following: (i) the time-barring of a portion of the debits; (ii) the mismatch between the service provided and the tax substitution system under Article 31 of Federal Law 8,212/1991; (iii) the lack of the requirements to characterize assignment of labor, and other matters that would have to be evidenced through a tax diligence.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2019.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(ii)               Social security – hazardous agents

In August 2017, the Company received a deficiency notice from Brazil’s Federal Revenue Service requiring the payment of a premium for Labor Accident Risk (“RAT”) to fund the special retirement plan due to the alleged exposure of its workers to hazardous agents in the period from January 2013 to December 2015. The total amount involved in the notice, as of December 31, 2017, is R$324 million.

The Company is a party to other actions in administrative proceedings and lawsuits, which claim: (i) payments related to deficiency notices from August 2007 for said additional contribution for RAT and a financial penalty for not informing on the GFIP form the alleged exposure in the period from April 1999 to February 2006; and (ii) the requirement in a tax foreclosure from May 2017 of said additional payment for RAT in the periods from November 2000 to January 2001 and from November 2001 to June 2002. The total amount involved in these proceedings, as of December 31, 2017, is R$37.8 million.

The Company’s external legal advisors estimate that the administrative proceedings should be concluded in 2021, while the only lawsuit should be concluded in 2027.

There are no deposits or other forms of guarantees for the processes under discussion in the administrative proceedings and the Company offered a guarantee in the form of a performance bond in the amount of R$3.6 million supporting exclusively the amount involved in the lawsuit.

23.3          Global Settlement with authorities

(a)        Global Settlement with authorities

The Leniency Agreement (“Agreement”) entered into in December 2016 with the Federal Prosecution Office (“MPF”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion) was officially ratified as follows:

1.	In Brazil, the Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.
2.	The agreement with the U.S. Department of Justice (“DoJ”) was confirmed by a U.S. court ruling on January 26, 2017.
3.	The agreement with the Securities and Exchange Commission (“SEC”) was confirmed on February 28, 2017.
4.	The agreement with Swiss authorities did not require ratification to produce effect.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$1.6 billion, as follows:

1.	US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;
2.	US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;
3.	CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;
4.	R$736,445 to the MPF, paid on July 6, 2017;
5.	R$267,985 to the MPF, paid on January 30, 2018.

The outstanding amount, of approximately R$1.5 billion, will be paid as follows:

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

1.	CHF64,260 to the Swiss Office of the Attorney General in four annual installments of CHF16.065 due on June 30 of each year as from 2018;
2.

R$1.3 billion to the MPF in five annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year, with the next maturity in 2019. To guarantee payment of the installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

Braskem is in compliance with its obligations under the Global Settlement and continues to collaborate with the authorities.

(b)       Reimbursement for damages and other considerations

A significant portion of the total amount of R$$2.2 billion of the Agreement entered with the MPF will be made available for use in reimbursing third parties for any damages caused by the wrongdoings.

Under the Agreement, the MPF undertook to coordinate actions with other authorities or government agencies with which Braskem comes to negotiate for entering into agreements involving the facts uncovered in connection with the Agreement, the public prosecution offices of states and cities in Brazil, state-owned companies and state-controlled companies for entering into similar agreements with such organizations, including for the purpose of preventing duplicate restitution with regard to the amount paid under the Agreement.

The Agreement does not prevent any third party from filing proceedings to seek reimbursement for any damages caused by Braskem, which could result in payments other than those provided for in the Agreement. Therefore, the Company cannot guarantee that the total amount available for reimbursement will be sufficient to fully reimburse any third parties affected by the wrongdoings, which means that the Company may be subject to the payment of damages or financial penalties other than those provided for in the Global Settlement. In addition, other authorities with jurisdiction over the Company may seek to impose additional monetary sanctions or fines or commence new investigations against Braskem. Finally, as a result of the Global Settlement, the Company may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices, including the cost of required external monitorship.

It is not possible to predict the impacts on Braskem of others investigations or any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

(c)        Control deficiencies and Compliance Program

After the investigation and confirmation of wrongdoings, the Company identified material control deficiencies.

In 2016, it began developing a comprehensive Compliance Program to strengthen its governance with the goal of significantly reducing the possibility of other wrongdoings of the same kind from recurring. The Program also contains initiatives that were implemented throughout 2017.

As of the fiscal year ended December 31, 2017, a series of Compliance initiatives were implemented, including:

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(i)	Increase in the number of Team Members in the Compliance Department, including hiring Compliance Officers to serve foreign countries;
(ii)	Designation and engagement of independent monitors jointly with the DoJ and MPF, and beginning of analysis of the Company’s processes and documents by said monitors;
(iii)

Review and approval of the following guiding documents: Policy on Compliance in Acting Ethically with Integrity and Transparency; Internal Audit Directive; Corporate Credit Card Directive; Procedure for payment of commissions to agents; Personnel Selection Directive (hiring of Members); Work travel guideline; Internal Controls Guideline and Ethics Line Investigation Protocols;

(iv)	Continuing the training program with a focus on the Compliance System, applicable legislation and raising Team Member awareness;
(v)	Setting a corporate target related to Compliance for all Leaders at the Company;
(vi)	Approving the Directive and Procedure for Relations with Government Officials, which regulates interactions with politicians and executives at state-owned companies;
(vii)	Formally and effectively participating in working groups: UN Anticorruption and ETHOS Integrity;
(viii)	Improving the supplier registration and approval process by implementing a third-party risk and integrity assessment;
(ix)	Developing the Communication Plan for disseminating the Company’s commitment to conducting its Business Ethically with Integrity and Transparency;
(x)	Approving the Procedure for the Ethics Line, considering the formal process for handling reports of violations and investigation protocols;
(xi)	Outsourcing of the Whistleblowing Channel and improving the tool for receiving reports of violations;
(xii)	Mapping of risks and controls and beginning of assessment of the effectiveness of controls for the most relevant corporate processes in Brazil, United States, Mexico, Netherlands and Germany;
(xiii)	Incorporating anti-corruption clauses in agreements with third parties;
(xiv)	Implementing improvements to internal controls with a view to remediating deficiencies identified in the past (especially material deficiencies) and preventing future vulnerabilities;
(xv)	Publishing the new version of the Code of Conduct in Brazil, Mexico and United States, and training Team Members;
(xvi)	Defining the corporate methodology for Risk Management to be adopted in Brazil, United States, Mexico, Netherlands and Germany;
(xvii)	Conducting Internal Audit works to address points of concern and recommendations for improvements to areas involved in the processes assessed.

 (d)      Class actions

On July 1, 2015, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and certain of its then-current and former officers. In the operative complaint, In Re Braskem Securities Litigation, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company’s stock in violation of U.S. securities laws.

After the judge rendered a decision on the motion to dismiss by the Company, granting it in part, the Company and the Lead Plaintiff signed a proposed settlement agreement ("Proposed Settlement"), to which the competent Court granted final approval and rendered a decision to dismiss the action and discharge the claims of the Class Members (as defined below).

Under the terms of the Proposed Settlement, Braskem will pay US$10 million to resolve all claims arising out of or relating to the subject matter of the class action of a settlement class consisting of all persons who purchased or otherwise acquired a legal or beneficial ownership interest in Braskem American Depositary Receipts (“ADRs”) between July 15, 2010 and March 11, 2015 (“Class Members”), inclusive, with the exception of any such claims belonging to purchasers who file valid and timely requests to opt out of the settlement class. The settlement amount was paid by Braskem into an escrow account (“Escrow Account”) on October 2, 2017 and the administrator of the Escrow Account shall arrange its distribution after the entry by the Court of a class distribution order, according to the allocation plan approved by the Court.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The Company maintains a provision of US$10 million (R$31,680), recorded on September 30, 2017 under “Other income (expenses), net”.

The Proposed Settlement was signed solely to avoid the risk, uncertainty and expenses of further litigation and does not represent the admission of any wrongdoing or liability by Braskem of unlawful practices or assumption of responsibility.

The Company may be named as a defendant in other legal actions. The Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in this securities class action and any other related actions that may arise in the future. This litigation has required and may continue to require significant time and attention from the Company’s Management in the future.

24                Benefits offered to team members

24.1          Short-term benefits

	Consolidated		Parent company
	2017	2016	2017	2016

Health care	140,553	139,412	99,519	91,221
Private pension	67,008	61,593	40,730	33,299
Transport	58,825	55,223	51,187	49,141
Feeding	30,916	28,874	24,738	22,114
Training	18,285	20,589	9,986	11,225
Other	16,173	13,237	4,093	3,147
	331,760	318,928	230,253	210,147

24.2          Post-employment benefits

24.2.1    Retirement plans - defined benefit plans and health plants

Braskem America

The subsidiary Braskem America is the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2017, the plan has 39 active participants and 166 assisted participants (40 active participants and 164 assisted participants in 2016). The contributions by Braskem America in the year amount to R$4,069 (R$3,569 in 2016). The participants made no contributions in 2017 and 2016.

Braskem Alemanha and Braskem Holanda

The subsidiaries Braskem Alemanha and Braskem Netherlands are the sponsor of the defined benefit plans of its employees. At December 31, 2017, the plan has 133 active participants (128 in 2016) and no contributions were made by Braskem Alemanha and Braskem Holanda in 2017 and 2016. The participants made no contributions in 2017 and 2016.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Health plan

According to Brazilian laws, the type of health plan offered by the Company, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (company’s part + participant’s part). This right is granted as follows:

The participant who was dismissed without cause has the right to remain in the health plan for more 1/3 (one-third) of the plan contribution period, considering the minimum six-month period and the maximum twenty-four-month period.

The participant who retires and contributes to the plan due to employment relationship over at least ten (10) years has the right to remain in the health plan for undetermined period. Should the participant have contributed for less than 10 years, they will have the right to remain ad a beneficiary for one (1) more year for each contribution year.

In addition to the right granted to the former participants who retired or were dismissed without cause, the Brazilian laws also establish rules for the amount charged by the plan based on beneficiaries’ age bracket. One of these rules define that the amount charged for the highest age bracket may not be six (6) times larger than the amount charged for the lowest age bracket. Thus, the amount charged from the lowest age bracket plans comprises a “subsidy” for highest age bracket plans. This subsidy is also supported by contributions from the Company. In other words, the amount charged from the participants included in the highest age brackets is not enough to cover their expenses.

For these plans, the Company actuarially measured its obligations for future subsidies, and arrived at the following results:

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(i)                 Amounts in balance sheet

		Consolidated
	2017	2016
Defined benefit
Novamont Braskem America	18,140	20,285
Braskem Alemanha and Netherlands	92,402	69,952
	110,542	90,237
Health care
Bradesco saúde	83,233	71,899
	193,775	162,136
Benefit obligations	(156,957)	(129,617)
Health care	(83,233)	(71,899)
Total obligations	(240,190)	(201,516)
Fair value of plan assets	46,415	39,380
Funded status of the plan	(193,775)	(162,136)
Consolidated net balance (non-current liabilities)	(193,775)	(162,136)

(ii)               Change in obligations

		Consolidated
	2017	2016

Balance at beginning of year	201,516	216,632
Health care	11,334	2,203
Current service cost	5,058	4,576
Interest cost	4,139	3,983
Benefits paid	(3,399)	(3,156)
Actuarial losses (gain)	9,661	3,590
Exchange variation	11,881	(26,312)
Balance at the end of the year	240,190	201,516

(iii)             Change in fair value plan assets

	2017	2016

Balance at beginning of year	39,380	46,395
Actual return on plan assets	5,115	221
Employer contributions	4,069	3,569
Benefits paid	(2,915)	(3,087)
Exchange variation	766	(7,718)
Balance at the end of the year	46,415	39,380

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(iv)             Amounts recognized in profit or loss

	Consolidated
	2017	2016

Health care	11,334	2,203
Current service cost	5,058	4,576
Interest cost	4,139	3,983
Expected return on plan assets	(28)	(31)
Actuarial losses	6,069	2,472
	26,572	13,203

(v)               Actuarial assumptions

								(%)
				2017				2016
	Health	United			Health	United
	insurance	States	Germany	Netherlands	insurance	States	Germany	Netherlands

Discount rate	5.45	3.70	2.00	2.00	4.18	4.35	2.00	n/a
Inflation rate	4.50	n/a	n/a	n/a	6.00	n/a	2.00	n/a
Expected return on plan assets	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	2.50	2.50	n/a	n/a	3.00	n/a
Rate of increase in future pension plan	n/a	n/a	1.75	1.75	n/a	n/a	1.75	n/a
Aging factor	2.50	n/a	n/a	n/a	2.50	n/a	n/a	n/a
Medical inflation	3.50	n/a	n/a	n/a	3.50	n/a	n/a	n/a
Duration	18.84	n/a	n/a	n/a	29.24	n/a	n/a	n/a

(vi)             Hierarchy of fair value assets

 On December 31, 2017, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

(vii)           Sensitivity analysis

	Impact on the defined benefit obligation
			Premise change				Premise increase				Premise reduction
	Health	United			Health	United			Health	United
	insurance	States	Germany	Netherlands	insurance	States	Germany	Netherlands	insurance	States	Germany	Netherlands
Discount rate	1.0%	1.0%	0.5%	0.5%	9,025	7,045	9,480	452	(11,019)	(8,630)	(10,582)	(500)
Real medical inflation	1.0%	n/a	n/a	n/a	11,923	n/a	n/a	n/a	(7,946)	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	1%	1%	n/a	n/a	4,522	255	n/a	n/a	(4,259)	(243)
Rate of increase in future pension plan	n/a	n/a	0%	0%	n/a	n/a	2,709	126	n/a	n/a	(2,629)	(123)
Life expectancy	n/a	n/a	1 year	1 year	n/a	n/a	2,217	122	n/a	n/a	(2,314)	(127)
Mortality rate	n/a	10%	n/a	n/a	n/a	1,889	n/a	n/a	n/a	(2,072)	n/a	n/a

							Health insurance - Impact on cost of services and interests costs
							Premise change		Premise increase		Premise reduction
							Cost of	Iterests	Cost of	Iterests	Cost of	Iterests
							services	costs	services	costs	services	costs
Discount rate							1.0%	1.0%	177	145	(221)	(138)
Real medical inflation							1.0%	1.0%	245	1,216	(151)	(810)

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

24.2.2    Retirement plan - defined contribution

The Parent Company and the subsidiaries in Brazil sponsor a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. For this plan, the sponsors pay contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

At December 31, 2017, the number of active participants in ODEPREV totals 5,280 (5,147 in 2016). The contributions made by the sponsors in the year amount to R$38,332 (R$30,500 in 2016) and the contributions made by the participants amounted to R$60,038 (R$52,741 in 2016).

25                Equity

(a)                 Capital

On December 31, 2017, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,257,604 shares with no par value, distributed as follows:

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			56,088,424	16.26			56,088,424	7.04
Other		12,907,077	2.86	132,743,203	38.54	578,330	100.00	146,228,610	18.34
Total		451,668,652	100.00	343,775,864	99.71	578,330	100.00	796,022,846	99.85
Treasury shares				1,234,758	0.36			1,234,758	0.15
Total		451,668,652	100.00	345,010,622	100.07	578,330	100.00	797,257,604	100.00

(i)	American Depositary Receipts traded on the New York Stock Exchange (USA);

(b)               Capital reserves

This reserve includes part of the shares issued in Subsidiary’s several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

(c)               Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

(d)               Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed. In August 2016, 15,288 class “B” preferred shares were converted into 7,644 class “A” preferred shares, and in December 2015, a total of 200 class “B” preferred shares were converted into 100 class “A” preferred shares.

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Federal Law 6,404/76.

(e)               Profit allocation and payment of dividends

Under the Company’s bylaws, profit for the year, adjusted according to Federal Law 6,404/76, is appropriated as follows:

(i)	5% to a legal reserve;
(ii)

25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Federal Law 6,404/76, it is the full payment of the mandatory dividend.

Any surplus remaining after the payment of the priority dividend will be used to:

	•	pay dividends to common shareholders up to the limit of the priority dividends of preferred shares; and
•

if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(e.1)    Profit or loss for the year

In a meeting held on November 28, 2017, the Board of Directors approved the prepayment of dividends in the amount of R$1,000,000, which was made on December 12, 2017. The amount was sufficient to meet the minimum mandatory dividends for fiscal year 2017.

		2017

Net income for the year of Company's shareholders		4,082,990
Amounts recorded directly to retained earnings
Legal reserves distribution		(204,150)
Tax incentive reserve distribution		(71,745)
Realization of additional property, plant and equipment		27,810
Prescribed dividends		482
		3,835,387
Destinations:
Total proposed dividends, paid in advance in December 2017	(i)	(1,000,000)
Additional dividends proposed	(ii)	(1,500,000)
Portion allocated to unrealized profit reserves	(iii)	(1,335,387)
		(3,835,387)

Composition of the total proposed dividends
Minimum dividends - 25% adjusted net income		(958,847)
Additional proposed dividends		(41,153)
Total dividends paid in December 2017		(1,000,000)
Additional dividends proposed		(1,500,000)
Total dividends		(2,500,000)

(i)	Per-share dividend of R$1.25671835741 per common and class “A” preferred share and R$0.60624979930 per class “B” preferred share.
(ii)	Such dividends will be submitted to shareholders for approval at a Shareholders’ Meeting.
(iii)

The retained earnings reserve was accrued based on the capital budget, in accordance with Article 196 of Federal Law 6,404/76, to be allocated to future investments. Such retention will be subject to approval by shareholders convened in a Shareholders’ Meeting.

(e.2)    Dividend payment from previous years

The Annual Shareholders’ Meeting held on April 6, 2016 approved the declaration of dividends related to fiscal year 2015 in the amount of R$ 1,000,000, the payment of which commenced on April 15, 2016, of which R$567,620 was paid to holders of common shares and R$432,020 and R$360 to holders of class “A” and class “B” preferred shares, respectively. This payment fully settles the dividend for the class "B" preferred shares, which was calculated in accordance with the Bylaws.

On September 27, 2016, the Board of Directors’ Meeting approved the payment of interim dividends for fiscal year 2015, in the amount of R$1,000,000, which was paid as of October 11, 2016. The Company paid R$567,819 to common shareholders and R$432,181 to class “A” preferred shareholders.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(f)                 Equity valuation adjustments – Equity

	Consolidated
	Attributed to shareholders' interest
	Equity valuation adjustments		Other comprehensive income
	Goodwill on the	Deemed cost	Defined			Foreign
	acquisiton of a	and additional	benefit	Foreign		currency	Gain (loss)	Total
	subsidiary under	indexation	plans actuarial	sales	Fair value	translation	on interest	Braskem	Non-controlling
	commom control	on PP&E	Gain (loss)	hedge	of hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	interest	subsidiaries	Total
On December 31, 2015		234,904	(39,232)	(9,666,973)	(685,396)	1,105,391	(9,404)	(9,060,710)	(476,708)	(9,537,418)

Additional indexation
Realization by depreciation or write-off assets		(41,268)						(41,268)		(41,268)
Income tax and social contribution		14,032						14,032		14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,461)						(1,461)		(1,461)
Income tax and social contribution		496						496		496

Foreign sales hedge
Exchange rate				2,625,551				2,625,551	(498,767)	2,126,784
Transfer to result				1,342,785				1,342,785	14,959	1,357,744
Income tax and social contribution				(1,406,740)				(1,406,740)	145,326	(1,261,414)

Fair value of Cash flow hedge
Change in fair value					247,815			247,815	(736)	247,079
Transfer to result					(19,434)			(19,434)	(12,135)	(31,569)
Income tax and social contribution					(79,194)			(79,194)	3,861	(75,333)

Fair value of cash flow hedge from jointly-controlled					(3,309)			(3,309)		(3,309)

Actuarial loss with post-employment benefits, net of taxes			(4,119)					(4,119)		(4,119)

Foreign currency translation adjustment						63,697		63,697	275,599	339,296

On December 31, 2016		206,703	(43,351)	(7,105,377)	(539,518)	1,169,088	(9,404)	(6,321,859)	(548,601)	(6,870,460)

Additional indexation
Realization by depreciation or write-off assets		(40,678)						(40,678)		(40,678)
Income tax and social contribution		13,831						13,831		13,831

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,459)						(1,459)		(1,459)
Income tax and social contribution		496						496		496

Foreign sales hedge
Exchange rate				(42,507)				(42,507)	118,179	75,672
Transfer to result				1,145,602				1,145,602	40,924	1,186,526
Income tax and social contribution				(355,960)				(355,960)	(47,731)	(403,691)

Fair value of Cash flow hedge
Change in fair value					876,636			876,636	6,513	883,149
Transfer to result					(287,576)			(287,576)	9,632	(277,944)
Income tax and social contribution					(198,343)			(198,343)	(4,844)	(203,187)

Fair value of cash flow hedge from jointly-controlled					3,534			3,534		3,534

Actuarial loss with post-employment benefits, net of taxes			(8,654)					(8,654)		(8,654)

Goodwill on the acquisition of a subsidiary under common control	(488,388)							(488,388)		(488,388)

Foreign currency translation adjustment						51,445		51,445	(52,047)	(602)

On December 31, 2017	(488,388)	178,893	(52,005)	(6,358,242)	(145,267)	1,220,533	(9,404)	(5,653,880)	(477,975)	(6,131,855)

(i)	Transfer to retained earnings as the asset is depreciated or written-off/sold.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiary.

26                Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 25(e), particularly in relation to the limited rights enjoyed by class “B” preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class “A” preferred share, as provided for in the bylaws of the Company.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 25(d) and there is no highest limit for their participation.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

As required by CPC 41 and IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

		Basic and diluted
		2017	2016

Profit (loss) for the year attributed to Company's shareholders of continued operations		4,074,114	(442,430)

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,416
Preferred shares class "B"		351
		208,767

Distribution of 6% of unit value of common shares		273,827

Distribution of plus income, by class:
Common shares		2,039,334
Preferred shares class "A"		1,552,186
		3,591,520

Reconciliation of income available for distribution, by class (numerator):
Common shares		2,313,161	(251,222)
Preferred shares class "A"		1,760,602	(191,208)
Preferred shares class "B"		351
		4,074,114	(442,430)

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652
Preferred shares class "A"	(i)	343,775,864	343,771,165
Preferred shares class "B"		578,330
		796,022,846	795,439,817

Profit (loss) per share (in R$)
Common shares		5.1214	(0.5562)
Preferred shares class "A"		5.1214	(0.5562)
Preferred shares class "B"		0.6069

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

		2017
	Preferred shares Class "A"
	Outstanding	Weighted
	shares	average

Amount at beginning of year	343,768,220	343,768,220

Conversion of preferred shares class "B" to "A"	7,644	2,945

Amount at the end of the year	343,775,864	343,771,165

27                Net sales revenues

	Consolidated		Parent company
	2017	2016	2017	2016
Sales revenue
Domestic market	34,983,265	32,293,042	36,470,448	33,653,625
Foreign market	23,297,304	23,084,703	9,070,332	9,281,920
	58,280,569	55,377,745	45,540,780	42,935,545
Sales and services deductions
Taxes
Domestic market	(8,663,707)	(7,316,325)	(8,869,233)	(7,533,387)
Foreign market	(33,798)	(102,831)
Costumers rebates
Domestic market	(35,538)	(25,400)	(34,902)	(25,400)
Foreign market	(60,990)	(23,820)	(1,262)	(1,303)
Sales returns
Domestic market	(125,153)	(168,625)	(148,029)	(180,150)
Foreign market	(100,789)	(76,756)	(5,548)	(16,839)
	(9,019,975)	(7,713,757)	(9,058,974)	(7,757,079)

Net sales and services revenue	49,260,594	47,663,988	36,481,806	35,178,466

Sales revenues represent the fair value of the amount received or receivable from the sale of products and services during the normal course of the Company’s activities.

Revenues from sales of products are recognized when (i) the amount of sales can be reliably measured and the Company does not have control over the products sold; (ii) it is probable that the Company will received the economic benefits; and (iii) all legal titles, risks and benefits of product ownership are fully transferred to the client. The Company does not make sales with continued management involvement. Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

The moment when the legal right, as well as the risks and benefits, are substantially transferred to the client is determined as follows:

(i)

for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client as soon as the goods are delivered at the destination established in the contract;

(ii)	for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred as soon as the products are delivered to the client’s carrier; and
(iii)

for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official markers, which is the point of delivery of the products and transfer of their ownership.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The cost of freight services related to sales, transfers to storage facilities and finished product transfers between Braskem establishments are included in cost of sales.

(a)               Net sales revenue by country

	2017	2016

Brazil	26,147,559	24,640,077
United States	8,539,972	7,965,209
Argentina	1,336,440	1,244,267
United Kingdom	202,830	589,725
Germany	1,192,287	1,198,760
Mexico	3,408,385	2,075,695
Italy	604,546	667,265
Netherlands	333,134	262,289
Singapore	542,866	1,101,156
Switzerland	415,729	227,504
Colombia	340,396	369,359
Spain	282,854	342,154
Chile	554,237	522,796
Peru	493,654	397,186
Uruguay	122,251	122,783
Japan	126,956	1,631,564
Poland	231,716	252,508
Paraguay	174,783	185,432
France	166,314	236,727
Bolivia	163,862	211,382
Canada	235,612	242,492
South Korea	339,430	254,512
Other	3,304,781	2,923,146
	49,260,594	47,663,988

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(b)               Net sales revenue by product

	2017	2016

PE/PP	33,105,714	30,790,364
Ethylene, Propylene	3,351,805	2,906,796
Naphtha, condensate and crude oil	135,165	2,582,257
Benzene, toluene and xylene	2,683,406	2,411,031
PVC/Caustic Soda/EDC	3,066,879	3,016,390
ETBE/Gasoline	2,433,360	2,058,952
Butadiene	1,819,387	1,315,892
Cumene	578,482	501,958
Solvents	401,455	379,745
Other	1,684,941	1,700,603
	49,260,594	47,663,988

(c)                Main clients

In 2017 and 2016, the Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2017, the most significant revenue from a single client amounts to approximately 2.2% of total net revenues of the Company and refers to the chemical segment.

28                Tax incentives

(a)               Income Tax

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Chlor-Alkali (Cloro Soda), established in the state of Alagoas; and (ii) basic petrochemicals unit, PE (2), PVC and Chlor-Alkali units, all established in the city of Camaçari (BA). The third PE plant built in Camaçari received a report allowing the granting of the tax incentives issued by the Northeast Development Agency (SUDENE) in 2017. The term of enjoyment is 10 years and in 2017 a benefit of R$71,745 was calculated.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes (Note 27). In 2017, the amount was R$95,704 (R$78,824 in 2016).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

29                Other income (expenses), net

	Note		Consolidated
		2017	2016
			Adjusted
Participation of members in profits and results	(i)	(399,828)	(361,796)
Expenses from fixed assets		(205,929)	(53,774)
Allowance for judicial and labor claims		(119,919)	(169,973)
Capital gain - sale of Quantiq	5	276,816
Recovery of environmental damages		(102,466)	(182,600)
Leniency agreement	23.3		(2,860,402)
Other		71,922	(277,409)
		(479,404)	(3,905,954)
(i)	In the fiscal year ended December 31, 2016, the amounts related to this item were reclassified from “costs of goods sold” (R$163,055), “selling and distribution expenses” (R$7,155) and “general and administrative expenses” (R$191,586) (Note 2.5(b)).

30                Financial results

	Consolidated		Parent company
	2017	2016	2017	2016
Financial income
Interest income	512,051	646,727	475,496	594,050
Other	91,579	43,395	69,766	38,402
	603,630	690,122	545,262	632,452

Financial expenses
Interest expenses	(2,219,503)	(2,447,481)	(1,373,519)	(1,918,164)
Monetary variations on fiscal debts	(191,101)	(249,578)	(188,118)	(237,578)
Discounts granted	(137,389)	(108,606)	(134,757)	(107,493)
Loans transaction costs - amortization	(64,771)	(56,020)	(7,511)	(5,448)
Adjustment to present value - appropriation	(284,992)	(507,744)	(228,995)	(466,141)
Other	(849,461)	(201,533)	(694,362)	(112,215)
	(3,747,217)	(3,570,962)	(2,627,262)	(2,847,039)

Exchange rate variations, net
On financial assets	216,381	(1,139,676)	240,508	(1,602,868)
On financial liabilities	(1,015,143)	(2,070,741)	(1,118,662)	(451,174)
	(798,762)	(3,210,417)	(878,154)	(2,054,042)

Total	(3,942,349)	(6,091,257)	(2,960,154)	(4,268,629)

	Consolidated		Parent company
	2017	2016	2017	2016
Interest income
Held for sale	209,327	331,811	184,262	316,384
Loans and receivables	270,909	273,355	264,205	263,158
	480,236	605,166	448,467	579,542
Other assets not classifiable	31,815	41,561	27,029	14,508
Total	512,051	646,727	475,496	594,050

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

31                Expenses by nature and function

		Consolidated		Parent company
		2017	2016	2017	2016
			Adjusted		Adjusted
Classification by nature:
Raw materials other inputs		(29,364,996)	(28,197,875)	(24,004,220)	(21,932,920)
Personnel expenses		(2,173,640)	(2,576,107)	(1,687,930)	(1,908,299)
Outsourced services		(2,120,001)	(2,135,412)	(1,515,834)	(1,466,718)
Depreciation, amortization and depletion		(2,928,855)	(2,677,672)	(1,880,065)	(2,052,972)
Freights		(2,058,574)	(1,918,973)	(1,348,241)	(1,372,171)
Costs of idle industrial plants	(i)	(67,593)	(60,944)	(41,898)	(23,115)
Other income (expenses), net		(1,227,829)	(4,175,836)	(796,814)	(3,280,188)
Total		(39,941,488)	(41,742,819)	(31,275,002)	(32,036,383)

Classification by function:
Cost of products sold		(36,400,748)	(34,985,569)	(28,929,876)	(27,003,424)
Selling and distribution		(1,459,608)	(1,403,673)	(925,663)	(971,422)
General and administrative		(1,434,272)	(1,285,613)	(865,085)	(719,270)
Research and development		(167,456)	(162,010)	(105,286)	(104,832)
Other income (expenses), net		(479,404)	(3,905,954)	(449,092)	(3,237,435)
Total		(39,941,488)	(41,742,819)	(31,275,002)	(32,036,383)

(i)	For comparability purposes, the Company is presenting the amount of "Costs of idle industrial plants" for the year 2016, reclassified from "Other income (expenses), net".

32                Segment information

As of December 31, 2017, Braskem’s organizational structure was formed by the following segments:

•

Chemicals: comprises the activities related to the production of ethylene, propylene butadiene, toluene, xylene, cumene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivativesand the supply of electric energy, steam, compressed air and other inputs to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro petrochemical complexes.

•	Polyolefins: comprises the activities related to the production of PE and PP in Brazil.
•	Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride in Brazil.
•	United States and Europe:operations related to PP production in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.
•	Mexico:comprises the activities relation to the production of PE in Mexico, through the subsidiary Braskem Idesa.

(a)               Presentation, measurement and conciliation of results

Information by segment is generated in accounting records, which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by transfers of inputs between segments that are measured as arm’s length sales.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

(b)               Results by segment

									2017
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Chemicals	(i)	25,179,288	(20,530,084)	4,649,204	(773,396)		(197,275)		3,678,533
Polyolefins		19,650,398	(15,571,505)	4,078,893	(1,321,575)		(177,518)		2,579,800
Vinyls		3,066,879	(2,605,618)	461,261	(162,989)		(163,374)		134,898
USA and Europe		9,854,496	(7,419,261)	2,435,235	(582,672)		(21,279)		1,831,284
Mexico		3,600,820	(2,097,471)	1,503,349	(283,318)		27,914		1,247,945
Total		61,351,881	(48,223,939)	13,127,942	(3,123,950)		(531,532)		9,472,460

Other segments		83,720	(65,743)	17,977	(13,391)		(2,430)		2,156
Corporate unit					(61,384)	39,956	54,558	(ii)	33,130

Braskem consolidated before eliminations and reclassifications		61,435,601	(48,289,682)	13,145,919	(3,198,725)	39,956	(479,404)		9,507,746

Eliminations and reclassifications		(12,175,007)	11,888,934	(286,073)	137,389				(148,684)

Total		49,260,594	(36,400,748)	12,859,846	(3,061,336)	39,956	(479,404)		9,359,062

									2016
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments									Adjusted
Chemicals	(i)	25,062,602	(20,248,175)	4,814,427	(680,083)		(409,920)		3,724,425
Polyolefins		20,307,367	(15,980,935)	4,326,432	(1,284,665)		(199,098)		2,842,670
Vinyls		3,016,390	(2,815,184)	201,206	(236,771)		(71,880)		(107,444)
USA and Europe		8,896,071	(6,080,722)	2,815,349	(497,810)		(71,000)		2,246,540
Mexico		1,586,927	(1,152,047)	434,880	(231,795)		(4,805)		198,282
Total		58,869,357	(46,277,063)	12,592,294	(2,931,124)		(756,703)		8,904,473

Other segments		12,202	(14,760)	(2,558)	(1,876)		(20,864)		(25,298)
Corporate unit					(33,582)	30,078	(3,128,387)	(iii)	(3,131,893)

Braskem consolidated before eliminations and reclassifications		58,881,559	(46,291,823)	12,589,736	(2,966,582)	30,078	(3,905,954)		5,747,282

Eliminations and reclassifications		(11,217,571)	11,306,254	88,683	115,286				203,965

Total		47,663,988	(34,985,569)	12,678,419	(2,851,296)	30,078	(3,905,954)		5,951,247

(i)	The Basic Petrochemicals Segment changed its name to the Chemicals Segment, seeking to adopt nomenclature more closely aligned with the segment’s markets.
(ii)	Includes gain from sale of the former “Chemical distribution” segment in the amount of R$276,816 (Note 3).
(iii)	Inclusion of the provision for the Leniency Agreement in the amount of R$2,860,402 (Note 29).

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

(c)                Long-lived assets by segment

	2017	2016
Reporting segments
Chemicals	11,136,125	11,417,669
Polyolefins	5,072,162	5,162,075
Vinyls	2,433,882	2,621,376
USA and Europe	2,587,302	2,015,492
Mexico	10,733,277	10,607,951
Total	31,962,748	31,824,563
Other segments	526,359	321,234
Total	32,489,107	32,145,797

33                Insurance coverage

Braskem carries insurance policies to cover the domestic and international operations of its plants, as detailed below, in addition to other insurance policies, which include general civil liability, the civil liability of directors and offices, domestic and international charter operations, charter's liability, etc.

The company believes its Insurance Program is consistent with the standards adopted by petrochemical companies operating globally.

The All Risks Program provides coverage for material damages and consequent loss of profit of all Braskem plants through an “All Risks” program.

The program is divided into three different policies that ensure coverage of the operations in Brazil, Mexico and the United States/Germany. These policies are valid through October 2018.

The following table presents additional information on the policies in force. Each has maximum indemnity limits (“MIL”) per event to cover possible claims in view of the nature of the Company’s activities and benchmarks, as well estimated maximum loss studies prepared by external advisors.

		Maximum indemnity limit	Amount insured
	Maturity	US$ million	US$ million
Units in Brazil	October 10, 2018	3,375	24,509
Units in United States and Germany	October 10, 2018	330	1,991
Units in Mexico	October 10, 2018	3,153	5,947
Total			32,447

The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

These policies provide coverage for material losses arising from accidents related to fire, explosion and machinery breakdown, etc., and consequential loss of profit, with maximum indemnity periods ranging from 12 and 33 months, depending on the plant and/or coverage.

Braskem also carries an insurance policy against general civil liability that covers damages caused to third parties from its operations and products, including any losses caused by sudden pollution.

Braskem S.A.

Management notes to the financial statements

at December 31, 2017

All amounts in thousands, except as otherwise stated

The Company’s new projects are covered by specific Engineering Risk policies and/or construction and assembly clauses included in the Operational Risks policies.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.